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OICF/BY: dlw
DATE : 5/19/03

BRIDGESTONE

82-1264

ARIS
12-31-02

Bridgestone Annual Report 2002



Financial Highlights

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2002 and 2001

	Millions of yen		Percent change	Thousands of U.S. dollars
	2002	2001	2002/2001	**2002**
Net sales	**¥2,247,769**	¥2,133,825	+5.3	**$18,747,031**
Net income	**45,379**	17,389	+161.0	**378,474**
Total assets	**2,143,928**	2,443,793	−12.3	**17,880,967**
Shareholders' equity	**796,013**	835,144	−4.7	**6,638,974**
Additions to property, plant and equipment	**116,764**	104,313	+11.9	**973,845**
Per share in yen and U.S. dollars				
Net income				
Basic	**¥51.97**	¥20.20	+157.3	**$0.43**
Diluted	**51.89**	20.19	+157.0	**0.43**
Cash dividends	**16.00**	16.00	—	**0.13**

Note: Solely for the convenience of readers, the Japanese yen amounts in this annual report are translated into U.S. dollars at the rate of ¥119.90 to $1, the approximate fiscal year-end rate.

Bridgestone Corporation and its subsidiaries are, collectively, the world's largest manufacturer of tires and other rubber products.

Responsible for operations in the Americas is Nashville-based Bridgestone Americas Holding, Inc.

Responsible for operations in Europe is Brussels-based Bridgestone Europe NV/SA.

Responsible for operations in Japan and other regions is Tokyo-based Bridgestone Corporation, the parent company.

To Our Stakeholders,



In my message to you on these pages last year, I described our progress in addressing three crucial priorities:
- revitalizing our subsidiary in the Americas
- reinforcing confidence in our products and in our companies
- establishing a clear vision for where we are headed, especially in regard to technology

At that time,
- our subsidiary in the Americas was still operating in the red
- sales of Firestone-brand tires were still declining in the crucial U.S. market
- some of our most important technological initiatives were still on the drawing board

I am happy to report that our American subsidiary has returned to profitability.

SHIGEO WATANABE
President, Chief Executive Officer and Chairman of the Board

I am happy to report that
- our American subsidiary has returned to profitability
- U.S. retail sales of Firestone tires are growing again
- we are moving important technologies from the laboratory into the marketplace

Meanwhile, we continue to move ahead. We announced bold measures in the past year for
- strengthening our European operations
- addressing the structural shift in tire demand in the industrialized nations toward large sizes and high-performance tires
- serving the global growth in unit demand for tires
- strengthening our corporate identity and our product brands

I will take this opportunity to describe our approach to new and continuing priorities. But first, let me outline our fiscal results for the past year.

Fiscal Performance and Outlook
Net income increased 161% in the past fiscal year, to ¥45.4 billion ($378 million), on a 5% increase in net sales, to ¥2,247.8 billion ($18,747 million). Underlying the growth in sales were increased unit sales of tires in most principal markets.

Sales and earnings benefited from the weakening of the yen against the dollar, euro and other currencies. That weakening amplified the yen-denominated value of sales and earnings gains outside Japan. Earnings also benefited from the return to profitability at our subsidiary's operations in the Americas. Net income would have been higher but for a special charge of ¥36.9 billion ($308 million) for write-downs of fixed assets in our European subsidiary's operations.

The European write-downs pertain to equipment at five plants inherited from the old Firestone organization. European demand in passenger car tires is shifting rapidly toward large sizes and high-performance tires. A

We expect **net income** to increase **more than 50%** in 2003.

lot of the equipment at those plants will be inadequate to serve future demand. Writing down that equipment reduces the depreciation burden at our European subsidiary and aligns the cost structure there with the company's actual circumstances. The European write-downs are therefore similar to write-downs of fixed assets in the Americas in 2001.

Unit sales of tires by Bridgestone Corporation and its subsidiaries in 2002 increased in the Americas, in Europe and in other markets besides Japan, and they were basically unchanged in Japan. Sales and operating income increased overall in the tire segment. In diversified products, operating income increased solidly on a small gain in sales. You will find a detailed account of our sales and earnings performance and projections by business segment and by geographical segment on pages 18 to 23 of this report.

In 2003, we expect to achieve an increase of more than 50% in net income while maintaining sales at approximately the same level as in 2002. Our expectation of earnings growth is on the basis of our American subsidiary's continuing progress in revitalizing its operations, our European subsidiary's progress in strengthening its competitive position, our progress improving our earnings structure in Japan and our progress in expanding operations profitably in emerging markets.

Continuing Recovery in the Americas

The return to profitability at our American subsidiary in 2002 vindicated the sweeping measures taken there in 2001. Those measures included (1) reorganizing North American operations to sharpen the focus on management responsibility for profitability in different sectors, such as North American tire operations, retail operations and diversified products operations; (2) closing the Decatur, Illinois, tire plant—our subsidiary's oldest North American plant—which has reduced fixed costs and raised overall capacity utilization; (3) writing down fixed assets, which has reduced depreciation expense; and (4) using an infusion of capital from the parent company to place North and Latin American operations on a stronger financial footing, which has included repaying a great deal of interest-bearing debt and thereby reducing interest expense greatly.

The core challenge for our American subsidiary is to achieve sustainable profitability in its North American tire manufacturing and wholesaling operations. Those operations remain the weakest link in an otherwise robust portfolio of businesses. Our subsidiary's North American network of more than 2,200 company-owned stores—the world's largest tire and automotive service network—remains profitable. The North America–based diversified products operations—including roofing materials and air springs—are profitable and growing. The Latin American tire operations are—notwithstanding the recent economic instability in Argentina and Venezuela—fundamentally profitable and extremely promising.

Raising profitability in our subsidiary's North American tire operations will depend on several factors, including ensuring that those operations develop a more globally competitive cost structure through heightened productivity and the effective management of medical and pension costs. In addition, the subsidiary needs to maximize revenues by shifting its sales portfolio toward higher-value products. It is doing that by adopting an increasingly selective approach in original equipment business and by promoting high-end products effectively in the replacement market.

A New Beginning in Europe

We have abided by a policy of insisting that our subsidiary operations in each region pay their own way—that they finance their investment programs with internally generated cash flow. In retrospect, that policy has been unrealistic in regard to our European subsidiary's operations. That subsidiary serves the world's most competitive tire market. For our European subsidiary to fulfill its immense potential, it needed and deserved a boost from the parent company. We provided that boost at the end of 2002.

In December, we furnished our European subsidiary with a capital infusion of €400 million ($416 million) to fund

For our **European subsidiary** to fulfill its **immense potential**, it needed and deserved **a boost from the parent company.** We provided that boost at **the end of 2002.**



investment in upgraded production and R&D capabilities and in other phases of operations. That infusion has thus strengthened the subsidiary's financial foundation for future growth.

We fortified our European operations further this March by purchasing an 18.9% equity interest in the Finnish tire manufacturer Nokian Tyres PLC. Nokian Tyres is the largest tire company in the Nordic region, with sales of €479 million in 2002, and it ranks among the most profitable companies in the global tire industry in return on sales. It has an extensive network of company-owned retail outlets, mainly in the Nordic nations.

New Technologies, Tire and Otherwise

Technology remains the Bridgestone Group's most definitive strength, as evidenced by the companies' continuing dominance in Formula One (F1) racing, in Championship Auto Racing Teams (CART) competition and in the IndyCar series. The companies' technological strengths continue to increase our collective competitiveness in products and in manufacturing.

The number of passenger car models factory equipped with our runflat tires grew in 2002. BMW selected Bridgestone runflats for its new Z4 sports car.

Production technology is another sector where the Bridgestone Group companies continue to strengthen their competitiveness. We announced a production system in 2002 that is the world's first to automate the entire sequence of tire manufacturing. It provides a completely automated flow, from the processing of raw materials to the inspection of the finished tires.

New technologies also are strengthening our market presence in diversified business. For example, our ultrapure ceramic products for semiconductor manufacturing have gained wide acceptance in that sector.

Changing, Growing Demand

The shift in demand that I have mentioned in regard to Europe is also apparent in the Americas and in Japan. And our companies in industrialized nations are focusing their sales efforts in passenger car tires on large sizes, high-performance specifications and other high-value categories. Meanwhile, growth in vehicle ownership in newly emerging economies means long-term growth in demand for commodity-grade tires.

We are allocating ¥56 billion ($467 million) to expand our global production capacity for passenger car tires. That includes adding capacity for high-value tires at plants in Japan and Poland and for commodity-grade tires in Thailand, Indonesia, China, Costa Rica and Mexico.

Global demand for truck and bus tires is also poised for growth. We are therefore allocating ¥27 billion ($225 million) to expand production capacity for truck and bus tires in Thailand, China and Spain.

Corporate Branding

Our flagship companies in the Americas and Europe changed their names as of January 1 this year. Bridgestone/Firestone Americas Holding, Inc., and Bridgestone/Firestone Europe S.A. have become simply Bridgestone Americas Holding, Inc., and Bridgestone Europe NV/SA. Our principal subsidiaries already have adopted a common look at the portals to their corporate Web sites on the Internet. These changes are part of a concerted, global program to build a powerful corporate identity under the Bridgestone name. That identity will furnish a solid foundation for promoting products strategically under our Bridgestone, Firestone and other brands.

We are undertaking a **concerted, global program** to build a **powerful corporate identity** under the **Bridgestone** name.

Shareholder Value

We continue working to earn a higher valuation for our company in the marketplace. For example, we are working systematically to raise net return on assets. Pursuing and attaining targets for higher efficiency in each sector of operations will strengthen our earnings structure and will reinforce the market value of our company.

A more direct measure for increasing shareholder value is our new framework for repurchasing shares of common stock. That framework provides for repurchasing shares in a quantity or value of up to the lower of 35 million shares or ¥50 billion. The share purchases will help optimize our capital structure. They also will help raise return on equity and earnings per share.

Corporate Governance

We adopted a new management format in 2002. Formerly, members of the board of directors were concurrently responsible for overseeing management and for managing individual sectors of operations. Our new format divides those responsibilities by allocating managerial responsibility to the newly created category of corporate officers and by focusing the board of directors on corporate governance.

The new management format allows for objective oversight of management. It also has occasioned a sharp reduction in the size of the board of directors. The smaller board now comprises only 10 members, down from 28 in 2001. That size is conducive to genuine debate, which is essential to meaningful corporate governance.

This year, we have adopted a new mechanism for ensuring continued compliance with rigorous guidelines for corporate ethics. We have established a comprehensive framework for acquainting all employees with our ethical standards, for enforcing adherence to those standards in daily operations and for addressing any issues firmly and promptly.

We thus continue to make steady progress in addressing new and continuing priorities. That progress is in line with our philosophy of earning the trust of people everywhere by providing products and service of superior quality. We take pride in fulfilling that philosophy, and I look forward to reporting further progress next year.

April 2003

S. Watanabe.

Shigeo Watanabe
President, Chief Executive Officer and Chairman of the Board

Geographical Priorities

Back in the black in the

The revitalization of Bridgestone Americas has been remarkable and has proceeded even faster than management had projected. Coming off a $1.7 billion after-tax deficit in 2001, the company posted an after-tax profit of $83 million in 2002. A big part of that progress is attributable to write-downs of fixed assets and other special charges in 2001. But Bridgestone Americas has also achieved a turnaround in operating profitability. The Bridgestone Group recorded operating income of ¥18.6 billion ($155 million) in the Americas in 2002, compared with an operating loss of ¥33.6 billion in 2001. Management regards this earnings improvement as evidence that Bridgestone Americas is on the road to recovery and that the company will fulfill its potential for even higher profitability.

Leading the renewed growth at Bridgestone Americas have been strong sales of Bridgestone-brand tires. Those tires are generally premium-grade products, so their unit growth yields an especially large contribution to sales value and to earnings. The Bridgestone and Firestone brands account for about two-thirds of unit tire sales at Bridgestone Americas, with Dayton and other supplementary brands accounting for the remainder.

Bridgestone Americas' business with automakers is shifting to the Bridgestone brand amid a general trend toward higher-value tires. The Firestone brand retains an extremely high profile in the replacement market, and Bridgestone Americas is making the most of that advantage through new-product introductions and vigorous marketing. Unit sales of Firestone-brand tires in the North American replacement market began growing again in the second half of 2002.



Bridgestone Americas reminds consumers and automakers of its edge in tire technology through continuing success in CART competition and in IndyCar racing. It supplies Bridgestone-brand tires to all of the CART competitors, and it is the sole supplier to IndyCar teams, which use Firestone-brand tires. A four-year exclusive supply contract concluded in 2002 between Bridgestone Americas and the IndyCar series has underlined the company's long-term commitment to the Firestone brand.


DAYTON

A well-executed multibrand strategy underlies Bridgestone Americas' comeback in the North American market for replacement tires. That strategy offers consumers a "good, better, best" range of choice among Dayton-, Firestone- and Bridgestone-brand tires. In retail unit sales by brand, Dayton remains strong, Firestone has begun growing again and Bridgestone is surging.



Latin America occupies an increasingly important place in Bridgestone Group strategy for the Americas. Demand in the region continues to grow, and plants there are proving to be highly cost-competitive sources of high-quality tires. The ongoing wave of capital spending in the Bridgestone Group includes investment in expanding production at Bridgestone Americas' plants in Costa Rica and in Mexico. That investment is primarily to support increased exports to North America.

Americas


HOME FOR TIRES & SERVICE

The most convincing indicator of the recovery under way at Bridgestone Americas is the continuing loyalty and commitment of the independent retailers in the company's "family channel" sales network. Those are retailers who display the Bridgestone and Firestone signage and attain agreed sales targets for Bridgestone Americas' products. Essentially all of them remained loyal to the company through the trying ordeal of the 2000 product recall, and new retailers have continued to join the program. Family channel retailers in North America—including company-owned stores—number about 4,700.

"Our biggest challenge in Europe is in the retail marketplace," comments Bridgestone Europe's Arakawa. "Our Rome Technical Center does an excellent job of adapting our technologies to European demand. Success in F1 racing has given us high visibility. Fitments on cars from nearly all of the European automakers and truck makers ensure high visibility for our products among European customers. We are working with renewed determination to strengthen our European marketing in ways that take advantage of those strengths."


BRIDGESTONE
POTENZA
BBS

Geographical Priorities

Getting serious in Europe


PETRONAS
SIEMENS

In 2002, Bridgestone Potenza tires carried Michael Schumacher and the Ferrari team to the most successful season in F1 history. Schumacher locked up the drivers' championship in midseason, Ferrari captured the constructors' championship, and the team's No. 2 driver, Rubens Barrichello, placed second in the drivers' championship point totals.



Truck and bus tires are a big part of the systematic measures under way to strengthen Bridgestone Europe's market presence. Along with expanding production capacity for passenger car tires at the Poznan Plant, in Poland (see page 13), Bridgestone Europe is expanding capacity for truck and bus tires at its Bilbao Plant, in Spain (*above*). The company will increase its daily production capacity in Bilbao to 4,600 tires by the end of 2005, from 3,500 today. Bridgestone Europe also is strengthening its network of truck tire dealers and is working systematically to expand its business with pan-European fleet operators.

"We now have a real chance to increase our share of the European market significantly," declares Bridgestone Europe CEO Shoshi Arakawa (*left*). "For years, Bridgestone took a piecemeal approach to the European market. But the world's most competitive market for tires requires a serious, comprehensive commitment. December's announcement signifies that we now will have the right marketing, the right manufacturing, the right technology and—most important—the right strategy to succeed in Europe."

The December 2002 announcement to which Arakawa refers detailed a greatly stepped-up commitment to Europe. A €400 million ($416 million) infusion of capital from the parent company will help pay for upgraded production and R&D and for other measures to strengthen Bridgestone Europe's operations. Bridgestone Europe will bolster its retail marketing effort with a pan-European advertising campaign. That campaign will reinforce advertising for individual Bridgestone- and Firestone-brand products with a powerful corporate message under the Bridgestone name. The corporate message will emphasize Bridgestone's leadership in technology, as demonstrated by success in Formula One racing, and it will foster marketing synergies among products and among nations.

Bridgestone's strategy for Europe focuses relentlessly on high-value tires: high performance and large sized. Ongoing investment in Bridgestone Europe's state-of-the-art Poznan Plant will help ensure ample supplies of those tires. And a proving ground under construction near Rome will make the company more responsive to European demand, especially in high-performance tires. Further evidence of the Bridgestone Group's redoubled commitment to Europe: the acquisition of an 18.9% equity stake in the Finnish tire company Nokian Tyres in early 2003.



First Stop is becoming a familiar provider of quality tire and automotive service in Europe. That is the name of Bridgestone Europe's growing network of family channel retailers. More than 1,000 independent retailers throughout Europe participate in the First Stop network. Management at Bridgestone Europe aims to increase its network of affiliated retailers of passenger car tires to about 1,600 outlets by 2008. In addition, Bridgestone Europe operates a retail network of about 230 company-owned stores in Spain, France, Germany, Switzerland and other nations. The company has an extensive network of truck tire dealers, too, which it is strengthening steadily.

"Growth, yes, but strategic, qualitative growth," stresses Bridgestone CEO Shigeo Watanabe. "We will continue to pursue and attain growth in unit volume and in market share. But we will accompany that growth with a heightened emphasis on profitability."

Watanabe's emphasis on qualitative growth has crystal-clear implications in marketing. "In the past, we chased every kind of business with more or less equal fervor," he notes. "Now, we are shaping our business portfolio more carefully in original equipment tires and in replacement tires. Our center of gravity is shifting visibly toward premium-grade tires."

Concentrating on high-value tires makes sense in terms of growth, as well as in terms of profit margins. Large sizes and high-performance specifications are the fastest-growing segments of the tire market in the industrialized nations. Another high-value category that offers exciting growth potential is runflat tires. Runflats function safely for a specified maximum distance at up to a specified maximum speed after a loss of air pressure, and we supply them to several automakers.

Of course, commodity-grade tires remain a big part of the Bridgestone Group's business worldwide. Expanded production capacity in Thailand, Indonesia, China, Costa Rica and Mexico will help the group supply those tires cost-competitively in emerging markets and in industrialized nations.

Product Strategy

Focusing on high-value seg



BMW equips its new Z4 roadster exclusively with Bridgestone's Potenza RE050 RFT runflat tires. Bridgestone began supplying runflat tires for factory installation on vehicles in 1999. The BMW Z4 is the sixth model overall and the second BMW model to feature Bridgestone runflat tires as factory equipment. Bridgestone also supplies runflat tires for the BMW Z8.



Ultrahigh-performance tires and their low-aspect ratios offer excellent handling, steering accuracy and braking. They were long a niche product favored mainly by sports car aficionados. But they have become a mainstream product as the number of high-performance cars on the world's highways has burgeoned. Bridgestone Group companies in the industrialized nations are expanding their production capacity for high- and ultrahigh-performance tires.



The continued global popularity of sport-utility vehicles has produced a huge market for tires in large sizes. Bridgestone Group companies are generally well equipped with production resources to serve that market. And only minimal investment will be required to increase their capacity for large-sized tires further.

ments



High-profile fitments on ultrahigh-performance cars call attention to the Bridgestone Group's competitive edge in tire technology. Bridgestone is the first and presently the only supplier of tires for Ferrari's newest sports car. The car, christened the Enzo Ferrari, is the automaker's highest-performance production model ever. Bridgestone developed the Potenza RE050 Scuderia tires exclusively for the Enzo, the eagerly awaited successor to the F50.

Product Strategy

Taking a new



Expansion continues apace at Bridgestone Group operations in Southeast Asia. The group is building a third tire plant in Thailand, which will begin producing truck tires in 2004, mainly for export. Also in 2004, Bridgestone will complete a Thai plant for supplying carbon black to group plants in Asia, including Japan. The Bridgestone Group's tire operations in Southeast Asia also include two tire plants and a rubber plantation in Indonesia and a steel cord plant in Thailand. In addition, the group operates plants for diversified products in the region.



China is another market where the Bridgestone Group is expanding its production capabilities rapidly. A new Bridgestone plant will begin producing radial tires for passenger cars in China's Jiangsu Province in 2004. That plant will be the Bridgestone Group's third tire plant in China. Bridgestone acquired a plant in Tianjin in 2000 that produces passenger car tires and acquired a plant in Shenyang (*above*) in 1999 that makes truck and bus tires. The company owns majority stakes in the Tianjin and Shenyang production ventures and will own the newest plant outright.

Localization has long been the guiding principle in Bridgestone manufacturing. The Bridgestone Group companies have grown by manufacturing large-volume products in principal markets and by supplementing local production with exports from Japan, such as ultrahigh-performance tires and off-the-road tires. Now, the group is moving to optimize production globally. The group companies will obtain tires increasingly from the sources best suited to their circumstances. That will mean a growing volume of third-country exchange among Bridgestone Group companies.

Bias tires, for example, are a shrinking market segment in industrialized nations, but they remain a mainstay of newly emerging markets. That is because of their superior durability on rough roads and their price-competitiveness. The Bridgestone Group will maximize cost-competitiveness in bias tires by concentrating the production of those tires principally in Thailand and Indonesia. Similarly, plants in Costa Rica and Mexico will supply a growing volume of commodity-grade radial tires to the North American market.

Other globalization under way in the Bridgestone Group includes plant construction projects in Thailand and China. Work has begun on new Thai plants for truck and bus tires and for carbon black, a crucial raw material in tires. Bridgestone will build its first new plant in China for passenger car tires. That plant will join two Chinese plants that the group has acquired for producing passenger car tires and truck and bus tires.

Quality remains the overriding emphasis in the Bridgestone Group's globalization. Attesting to the group's continuing success in attaining premium-grade quality was a worldwide Supplier of the Year Award from General Motors for 2002. That was the Bridgestone Group's eighth consecutive Supplier of the Year Award from GM.



Bridgestone's new BIRD production system, unveiled in 2002, will support unprecedented flexibility in responding to evolving global demand. BIRD stands for Bridgestone Innovative and Rational Development. The system automates the entire sequence of processes in tire manufacturing, from the initial processing of materials to the final inspection of the finished tires. BIRD can produce multiple sizes of tires simultaneously, which allows for making tires efficiently in small lots. Its compact, integrated configuration will make the system easy to deploy globally. In addition, BIRD's advanced information processing will allow for remote monitoring and management of production in real time.

look at globalization



Bridgestone Europe's Poznan Plant produces high-performance and large-sized tires for passenger cars in the European market. Opened in 2000, the Poznan Plant is the youngest tire plant in the Bridgestone Group's global production network. It also is a strategic platform for sharpening Bridgestone Europe's focus on high-value tires. The company will increase the plant's daily production capacity for large and high-performance tires to 23,000 tires by 2006 year-end, from 10,000 at present. In parallel with the expansion work in Poland, Bridgestone is expanding production capacity for high-value tires at six plants in Japan. Accompanying that expansion is a shift of production capacity for some commodity-grade tires to Thailand and Indonesia.



In the Self Supporting Runflat Tire (SSR) system, Bridgestone employs a reinforced sidewall to maintain the tire shape in the event of a loss of air pressure. The SSR system is well suited to vehicles equipped with tires of lower aspect ratios, especially high-performance cars. The Support Ring system features a lightweight metal ring to bear the wheel load and secure the tire on the wheel if the tire pressure drops suddenly. The Support Ring system is well suited to passenger cars and sport-utility vehicles with tires of higher aspect ratios. Both systems are usable with conventional wheels and can be installed with conventional mounting equipment.

Bridgestone Group companies, in pursuit of safer and more-comfortable motoring, continue to raise the standards for performance in tires and in vibration-absorbing components for automobiles. In Japan, Bridgestone is developing suspension modules with Akebono Brake Industry Co., Ltd., and the shock absorber manufacturer Kayaba Industry Co., Ltd., to convey tire performance more optimally to the road. A Bridgestone Americas subsidiary, meanwhile, is an industry leader in air springs for trucks, and it is developing business for its air spring technology in passenger cars.

Future Tech

Pioneering important new



These Bridgestone engineers are evaluating an extrawide GREATEC tire for replacing double tires on trucks and buses. The engineers are at Bridgestone's Tokyo Technical Center, the hub of the Bridgestone Group's global R&D network. That network also includes large technical centers owned by Bridgestone Americas in Akron and by Bridgestone Europe in Rome; nine proving grounds and test courses in Asia, the Americas and Europe; and a technical center for diversified products in Yokohama. The Tokyo Technical Center is responsible for basic research and long-range tire development, along with short-range tire development for the Japanese and other Asian markets. The Akron and Rome centers handle tire development for the Americas and Europe.

tire technologies

The Bridgestone Group's business in runflat tires gained further momentum in 2002. Runflat tires continue to function safely for a specified maximum distance at up to a specified maximum speed after a loss of tire pressure. Automakers accompany them with tire pressure monitoring systems to alert the driver to any loss of pressure. In addition to allowing drivers to proceed to a safe place to change a flat tire, runflats eliminate the need for a spare tire, which permits increased freedom in using the space inside vehicles.

In early 2002, the Bridgestone Group and Continental AG began sharing information in regard to Self Supporting and Support Ring runflat technologies, which are compatible with conventional wheels. In December, Yokohama Rubber Co., Ltd., agreed to join Bridgestone and Continental in developing and promoting Support Ring systems for passenger cars. Bridgestone also announced a new safety technology for truck and bus tires in 2002.

The BIRD production system (see page 13), meanwhile, will revolutionize tire manufacturing. BIRD is the world's first production system for tires that extends automation to the inspection process. Its essential elements are Bridgestone's Automated Tire Manufacturing Synchronized System (ATMSS) technology for automating and integrating the processes from materials processing to vulcanization, the company's Automated Inspection Modular System (AIMS) technology for inspecting finished tires automatically, and Bridgestone's Flow Oriented Approach (FOA) implementation of highly distributed autonomous information processing for managing the entire system and for making necessary information available ubiquitously across the information network. Bridgestone is refining BIRD at a pilot plant in Japan in preparation for deploying the system at new and existing plants worldwide.



GREATEC tires are extrawide and allow for replacing double tires with single tires. In 2002, Bridgestone began accompanying GREATEC tires with a safety technology called AIRCEPT. An air-filled AIRCEPT unit fits flush against the rim inside the tire and expands instantaneously to maintain the tire shape if the tire pressure drops suddenly. DaimlerChrysler has awarded a contract to the Bridgestone Group to supply AIRCEPT-equipped GREATEC tires for factory fitment on trucks.



Bridgestone's Quick-Response Liquid Powder Displays (*photos*) are superior to reflection-type liquid crystal displays (LCDs). Engineers at the company are working on commercial versions of the displays. They are eyeing applications in cellular telephones, personal digital assistants and other portable electronic devices and in the emerging market for so-called electronic paper. The displays contain Bridgestone's Electro Liquid Powder, which generates greater brightness, much faster response and a broader range of viewing angles than comparable reflection-type LCDs do.

Future Tech

Building profitable business

"We are changing the way that we allocate resources in diversified operations," explains Bridgestone CEO Watanabe. "We are reviewing our entire portfolio of diversified products. We are identifying markets where we are or can be a market leader—the supplier that serves the largest or second-largest share of the market—on the strength of original technology. We will withdraw from product sectors that do not fulfill that criterion."

Bridgestone Group companies already are market leaders in most of the diversified products that the group handles. That includes a broad range of materials, components and fixtures for industrial and civil engineering applications, along with successful lines of sporting goods and bicycles. It also includes promising footholds in high-technology products for the semiconductor, information technology and energy sectors.

Among the Bridgestone Group's newest products, the fastest growing is a line of ceramic items for semiconductor manufacturing. Bridgestone has become a leading supplier of precision rollers, meanwhile, to manufacturers of copy machines and other office equipment. New products announced in 2002 include an electronic display technology (*above*) and an additive for rendering the electrolytic solution in lithium batteries nonflammable without diminishing battery performance. Lithium batteries provide higher voltage and longer life in smaller, lighter packages than nickel-cadmium batteries or nickel-metal-hydride batteries. But the flammability of their electrolytic fluid has limited their applicability mainly to small items. The Bridgestone additive could make them practical in larger applications, such as electric vehicles.



Bridgestone's Japan-based Electro-Materials operations have grown quietly but steadily into a large and profitable business. Their best-established product line consists of rubber-and-metal rollers and other precision components for office equipment. They also manage Bridgestone's growing line of business in functional films and other ventures in high-technology diversified products.



Bicycles are a primary mode of neighborhood transportation in Japan. And for Japanese, "Bridgestone" is synonymous with bicycles. Bridgestone Cycle is the market leader in Japan, and its retailers are a highly visible presence in neighborhoods throughout the nation. The company markets a full line of bicycles for shopping, commuting and recreation. It manufactures its bicycles in China and Japan.


PRECEPT
LADDIE

Bridgestone Sports, another Bridgestone Group company, continues to enjoy huge success with its Precept line of golf balls. The company also markets a successful line of golf clubs. A popular line of Bridgestone tennis goods includes rackets, balls and other items. Production is a global endeavor for the Bridgestone Group in sporting goods, as well as in other products. Bridgestone Sports produces golf balls, for example, at plants in the United States, Malaysia, China and Japan.

in new product sectors



Manufacturers of semiconductor devices and of semiconductor production equipment use Bridgestone's PureBeta line of ceramic items as dummy wafers and also as holders, rings, heaters and electrodes. The ceramics consist of ultrapure silicon-carbide and offer long-life durability. First introduced in 1999, the PureBeta product line has grown rapidly into a large and profitable business, and sales continue to grow.

Financial Section

Management's Discussion and Analysis

All of the financial information in the following discussion and analysis is from the consolidated financial statements and notes. Financial disclosure by Bridgestone Corporation (the "Company") is in accordance with accounting principles and practices generally accepted and applied in Japan ("Japanese GAAP"). See Note 18 in the Notes to Consolidated Financial Statements for information about the differences between Japanese GAAP and U.S. GAAP.

Business and Markets

The business of the Company and its subsidiaries (the "Companies") comprises two main segments: "tires," including tires, tubes, wheels, related accessories and automotive maintenance, and "other," which consists mainly of chemical products, industrial rubber products, sporting goods, bicycles and industrial machines. The "tires" segment accounted for approximately 80% of the Companies' net sales in 2002. That percentage has remained basically constant for several years.

Sales by company location

Net sales increased 5.3% in 2002, to ¥2,247.8 billion ($18,747 million). In sales by company location, sales at the Company and its Japanese subsidiaries were unchanged, at ¥827.6 billion ($6,903 million). Sales at operations in the Americas increased 6.8%, to ¥981.0 billion ($8,182 million). At the Companies' European operations, sales increased 10.7%, to ¥239.2 billion ($1,995 million). Sales at operations in other regions—including Asian nations besides Japan, Australia, New Zealand, Africa and the Middle East—increased 15.9%, to ¥199.9 billion ($1,668 million).

Movement in currency exchange rates amplified the contribution of sales outside Japan to the yen-denominated figures for consolidated sales. Japan's currency averaged approximately ¥125 to the U.S. dollar and ¥118 to the euro in 2002, compared with approximately ¥122 to the U.S. dollar and ¥109 to the euro in 2001.

Composition of sales by geographic segment (company location)

(% of net sales)

FY	**2002**	2001
Japan	**36.8**	38.8
Americas	**43.6**	43.0
Europe	**10.7**	10.1
Other	**8.9**	8.1
	100.0	100.0

Sales were essentially unchanged in Japan as strength in the tire segment more than offset a revenue decline in other products. The Companies' Japanese unit sales of tires were basically unchanged in the replacement and original equipment markets, but the Japanese sales total benefited from growth in exports to nonconsolidated distributors in the Middle East and other regions.

The Company continued to strengthen its affiliated tire retail channels in Japan during the year. Those channels center on large-volume tire and automotive maintenance stores operated directly by regional domestic sales companies under the Tire Kan name; neighborhood tire shops operated by independent retailers who have adopted the Company's Mr. Tire Man signage and service guidelines; and Cockpit automotive accessory shops, which cater to young automotive aficionados. The domestic retail channels included 436 Tire Kan stores, 597 Mr. Tire Man shops and 177 Cockpit outlets at 2002 year-end.

In the Americas, the Companies' operations posted strong growth in unit sales of truck and bus tires. They also recorded unit sales growth in passenger car and light truck tires as gains in the replacement market, led by Bridgestone-brand tires, more than offset a decline in original equipment tires. Also contributing to sales growth on a yen-denominated basis was the weakening of the Japanese currency against the U.S. dollar during the year.

The Companies' operations in Europe posted unit sales gains in passenger car and light truck tires and also in truck and bus tires. Underlying the sales gains in truck and bus tires was growth in sales to manufacturers of truck tractors and trailers. The Companies supplemented that growth by cultivating business with large fleet operators and by strengthening their network of affiliated dealers. The weakening of the yen against the euro amplified the yen-denominated growth in European sales.

Sales gains in several markets, including China, Southeast Asia, India, the Middle East and Africa, accounted for the strong sales growth posted by the Companies in other regions. Business in China is expanding especially rapidly as the Companies expand their retail sales networks and their local production capacity. Middle Eastern sales increased solidly in 2002 in reflection of rising oil prices.

Sales by customer location

In sales by customer location, sales to customers in Japan declined 2.2%, to ¥739.7 billion ($6,169 million). Sales in the Americas increased 6.8%, to ¥976.9 billion ($8,147 million). In Europe, sales increased 9.2%, to ¥248.2 billion ($2,070 million). Sales in other regions—including Asian nations besides Japan, Australia, New Zealand, Africa and the Middle East—increased 20.3%, to ¥283.0 billion ($2,360 million).

Sales by industry segment

In sales by industry segment, the Companies' business in tire operations increased 6.5% over the same period of the previous year, to ¥1,797.6 billion ($14,992 million). That increase reflected the positive effect of the weakening yen on yen-denominated sales. It also reflected successful introductions of new products and progress in expanding sales channels.

Tire products handled by the Companies include tires for passenger cars and light trucks, for trucks and buses, and for earthmoving equipment, agricultural machinery, aircraft, subway trains and motorcycles. The Companies together are the world's largest supplier or one of the three largest suppliers in each principal category of tire products.

Sales in other operations increased 0.8% over the same period of the previous year, to ¥450.2 billion ($3,755 million). The Companies' business in diversified products includes vibration-

Net sales


2,500 ¥ billion
2,000
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1,000
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Sales of tires


2,000 ¥ billion
1,600
1,200
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400
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98
99
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Currency exchange rates
(annual average rates)


150 ¥
120
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isolating components and air springs for automobiles, industrial vehicles, earthmoving equipment and agricultural machinery; construction and civil engineering materials; industrial rubber products, including conveyor belts, marine hoses and crawler tracks; chemical products, including urethane foam for automotive seats and for electrical appliance insulation; precision components for electronic equipment; bicycles; sporting goods, including golf and tennis equipment; and other items.

Composition of sales by industry segment

(% of net sales)

FY	2002	2001
Tires	**80.0**	79.1
Other	**20.0**	20.9
	100.0	100.0

In 2002, strong gains in sales of chemical and industrial rubber products outside Japan and solid growth in Japanese sales of precision components for office equipment offset declines in Japanese sales of sporting goods, bicycles and civil engineering products. Japan is the principal market for the Companies' diversified products. The weakening of the yen therefore benefited sales less in this segment than it did in tires. In markets outside Japan, the Companies' operations in the Americas have strong market positions in roofing materials and in air springs for trucks. The Companies also market rubber tracks, conveyor belts and other industrial rubber products in several nations.

Expenses and Net Income

Cost of sales increased 2.1%, to ¥1,405.4 billion ($11,721 million), and gross profit rose 11.2%, to ¥842.4 billion ($7,026 million). The gross profit margin rose to 37.5%, from 35.5% in the previous year. Gross profitability reflected gains in unit sales volume.

Gross profit margin

(% of net sales)

FY	2002	2001	2000	1999	1998
	37.5	35.5	36.4	38.8	38.1

Selling, general and administrative expenses increased 3.0%, to ¥658.5 billion ($5,492 million). Research and development expenses increased 8.6%, to ¥68.2 billion ($568 million), and advertising costs declined 3.5%, to ¥99.5 billion ($830 million). The number of employees at the Companies increased 2.0%, to 106,846 at year-end.

Selling, general and administrative expenses

(% of net sales)

FY	2002	2001	2000	1999	1998
	29.3	30.0	28.3	27.4	27.0

Operating income increased 55.8%, to ¥183.9 billion ($1,533 million), and the operating income margin rose to 8.2%, from 5.5% in the previous year. The improvement in operating profitability reflected gains in operating profitability at operations outside Japan, especially in the Americas.

Operating income margin

(% of net sales)

FY	2002	2001	2000	1999	1998
	8.2	5.5	8.1	11.4	11.1

Net interest expense declined 48.9%, to ¥11.4 billion ($95 million), reflecting repayments of long-term borrowings. Interest

Sales of other products


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400
300
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100
0
98
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02

Operating income


300 ¥ billion
240
180
120
60
0
98
99
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01
02

Net income


150 ¥ billion
¥ 150
Diluted net income per share (right scale)
120
90
60
30
0
98
99
00
01
02

coverage (the sum of operating income and interest and dividend income divided by interest expense) rose to 11.6, from 4.6 in the previous year.

Interest coverage

(times)

FY	**2002**	2001	2000	1999	1998
	11.6	4.6	8.1	16.9	13.8

The Companies recorded ¥36.9 billion ($308 million) in impairment losses on assets at European tire plants (Note 11). That compares with a charge of ¥93.0 billion under the same item in the previous year, which pertained mainly to fixed assets at North American tire plants. The Companies posted no loss in 2002 in connection with the 2000 voluntary recall in North America. They registered a loss of ¥80.4 billion under that item in the previous year.

Income before income taxes and minority interests totaled ¥110.9 billion ($925 million), compared with a pretax loss of ¥128.8 billion in the previous year. Income taxes totaled ¥61.2 billion ($510 million), compared with a net tax benefit of ¥149.0 billion in the previous year, and minority interests were ¥4.4 billion ($37 million), compared with ¥2.8 billion in the previous year.

Net income increased 161.0%, to ¥45.4 billion ($378 million), and diluted net income per share increased 157.0%, to ¥51.89 ($0.43). The Company maintained its cash dividend per share at ¥16.0 ($0.13).

Net return on sales

(% of net sales)

FY	**2002**	2001	2000	1999	1998
	2.0	0.8	0.9	4.3	4.7

Net return on shareholders' equity

(% of simple average of year-end shareholders' equity)

FY	**2002**	2001	2000	1999	1998
	5.6	2.2	2.3	12.3	15.6

Net return on assets

(% of simple average of year-end total assets)

FY	**2002**	2001	2000	1999	1998
	2.0	0.8	0.9	4.9	5.8

Financial Position

Shareholders' equity declined 4.7%, to ¥796.0 billion ($6,639 million), and the ratio of shareholders' equity to total assets rose to 37.1% at year-end, from 34.2% a year earlier. The decline in shareholders' equity included an increase of ¥35.9 billion ($299 million) in the charge for minimum pension liability adjustments, to ¥39.5 billion ($329 million). Those adjustments reflected the effect of declining stock prices on the value of pension plan assets at the Companies' operations in the Americas. The decline in shareholders' equity also included an increase of ¥34.5 billion ($288 million) in foreign currency translation adjustments, to ¥149.0 billion ($1,243 million). Retained earnings increased 4.6%, to ¥701.8 billion ($5,854 million).

Total assets declined 12.3%, to ¥2,143.9 billion ($17,881 million). A 10.5% decline in current assets, to ¥1,137.6 billion ($9,488 million), reflected a reduction in cash holdings and a decline in notes and accounts receivable. A 13.6% decline in net property, plant and equipment reflected the charge for impairment losses on assets at the Companies' European plants. A 15.3% decline in total investments and other assets resulted mainly from a decline in deferred income taxes.

Shareholders' equity


1,000 ¥ billion
800
600
400
200
0
98
99
00
01
02

Total assets


2,500 ¥ billion
2,000
1,500
1,000
500
0
98
99
00
01
02

Ratio of shareholders' equity to total assets


50 %
40
30
20
10
0
98
99
00
01
02

The Companies' debt to equity and debt ratio (interest-bearing debt divided by the sum of shareholders' equity and interest-bearing debt) declined to 0.37 at year-end, from 0.48 a year earlier. Total interest-bearing debt declined 38.6%, to ¥470.2 billion ($3,921 million), on account of declines of 45.1% in short-term borrowings, to ¥100.4 billion ($837 million); 45.3% in the current portion of long-term debt, to ¥81.1 billion ($677 million); and 33.6% in long-term debt, to ¥288.7 billion ($2,408 million).

Debt/equity and debt ratio

(times)

FY	**2002**	2001	2000	1999	1998
	0.37	0.48	0.40	0.31	0.35

Purchases of property plant and equipment increased 11.9%, to ¥116.8 billion ($974 million). The chief targets of investment were equipment renewals, new technologies and equipment for raising productivity, equipment and facilities for expanding production capacity, facilities for strengthening logistics and marketing and equipment and facilities for developing new products and technologies.

The Companies have built a global network of 45 tire plants and 65 plants for diversified products in 24 nations. That geographical scope is a core strategic strength for the Companies.

Net cash provided by operating activities increased 84.4%, to ¥269.1 billion ($2,244 million). That increase resulted mainly from the strong improvement in pretax profitability.

Outlook

Management projects that net income in 2003 will increase approximately 54%, to about ¥70 billion, on essentially no change in net sales. They have assumed an average exchange rate of ¥120 to the U.S. dollar in preparing these projections. Management plans to maintain the annual dividend at ¥16 per share in 2003.

In Japan, management expects that demand for original equipment and replacement tires will remain at about the same levels as in 2002. And they expect the Companies' unit sales of tires in Japan to remain at the same levels as in 2002.

Management projects an increase in unit tire sales in the Americas amid expected solid growth in demand. Underlying expectations of growth in the Americas are continuing expansion of the Companies' sales channels, growing sales momentum for Bridgestone-brand tires, renewed customer confidence in the Firestone brand and expanded business with operators of truck and bus fleets.

In Europe, management projects an increase in unit sales of tires. They expect their European operations to achieve that increase despite an expected small decline in unit demand. Their plans for promoting growth center on stepped-up, pan-European marketing focused on high-value products.

Other regions are poised to remain the fastest-growing geographical segment for the Companies. Unit sales are growing especially rapidly in China and Southeast Asia and also continue to grow in India, the Middle East and South Africa.

Operating income margins will suffer from the rising costs of natural rubber and other raw materials and from escalating price

Eleven-year summary

Bridgestone Corporation and Subsidiaries
Years ended December 31

	2002	2001	2000	1999
Net sales:	**¥2,247,769**	¥2,133,825	¥2,006,902	¥2,085,720
Tires	**1,797,598**	1,687,235	1,560,182	1,638,304
Other	**450,171**	446,590	446,720	447,416
Operating income	**183,862**	118,023	161,785	236,777
Net income	**45,379**	17,389	17,741	88,690
Net income per share (in yen):				
Basic	**51.97**	20.20	20.60	103.98
Diluted	**51.89**	20.19	20.59	102.96
Total assets	**2,143,928**	2,443,793	2,038,578	1,792,744
Shareholders' equity	**796,013**	835,144	778,713	743,069
Ratio of shareholders' equity to total assets (%)	**37.1**	34.2	38.2	41.4
Additions to property, plant and equipment	**116,764**	104,313	137,772	175,495
Depreciation and amortization	**119,466**	132,920	119,925	118,464

competition in tires and in diversified operations. Pretax income will suffer further from the amortization of unrecognized investment losses related to pension plans, mainly in Japan and in the Americas. Those unrecognized investment losses have occurred principally as a result of the weakness in the U.S. and Japanese stock markets.

Management has earmarked ¥190 billion for capital spending in 2003. They expect to fund that investment entirely with internal cash flow.

Forward-Looking Statements

The descriptions of projections and plans that appear in this annual report are "forward-looking statements." They involve known and unknown risks and uncertainties in regard to such factors as product liability, currency exchange rates, raw material costs, labor-management relations and political stability. Those and other variables could cause the Companies' actual performance and results to differ from management's projections and plans.

Net assets per share


1,000 ¥
800
600
400
200
0
98
99
00
01
02

Capital spending


250 ¥ billion
200
150
100
50
0
98
99
00
01
02

Cash flow

(net cash provided by operating activities)


300 ¥ billion
240
180
120
60
0
98
99
00
01
02

Millions of yen

1998	1997	1996	1995	1994	1993	1992
¥2,236,699	¥2,170,803	¥1,958,026	¥1,686,636	¥1,595,086	¥1,599,163	¥1,745,161
1,772,226	1,685,389	1,515,510	1,274,242	1,195,895	1,191,727	1,324,094
464,473	485,414	442,516	412,394	399,191	407,436	421,067
248,318	222,298	192,356	154,195	139,658	120,792	142,985
104,626	39,159	70,335	54,143	31,863	28,386	28,402
126.28	48.23	88.20	69.13	41.11	36.77	36.79
123.01	46.83	83.65				
1,830,149	1,800,659	1,722,918	1,559,950	1,672,661	1,746,610	1,839,562
697,424	641,382	579,366	474,949	497,661	474,511	448,639
38.1	35.6	33.6	29.7	29.8	27.2	24.4
220,625	160,468	127,226	87,769	77,064	115,902	154,432
107,474	200,831	111,968	110,149	102,179	109,258	99,963

Consolidated Balance Sheets

Bridgestone Corporation and Subsidiaries
At December 31, 2002 and 2001

Assets

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2002	2001	**2002**
Current Assets:			
Cash and cash equivalents (Note 6)	**¥ 206,520**	¥ 238,913	**$ 1,722,435**
Notes and accounts receivable (Note 6), less allowance for doubtful accounts of ¥17,308 million ($144,354 thousand) in 2002 and ¥16,590 million in 2001	**441,629**	490,183	**3,683,311**
Inventories (Note 4)	**324,313**	341,374	**2,704,863**
Deferred income taxes (Note 12)	**119,739**	114,148	**998,657**
Other current assets	**45,445**	85,921	**379,024**
Total Current Assets	**1,137,646**	1,270,539	**9,488,290**
Property, Plant and Equipment (Note 6):			
Land	**121,543**	123,083	**1,013,703**
Buildings and structures	**486,753**	512,316	**4,059,658**
Machinery and equipment	**1,242,910**	1,368,425	**10,366,222**
Construction in progress	**35,677**	35,018	**297,556**
	1,886,883	2,038,842	**15,737,139**
Less accumulated depreciation	**(1,240,475)**	(1,290,597)	**(10,345,913)**
Net Property, Plant and Equipment	**646,408**	748,245	**5,391,226**
Investments and Other Assets:			
Investments in securities (Note 5)	**111,073**	107,488	**926,380**
Investments in and advances to affiliated companies	**10,616**	10,545	**88,540**
Long-term loans receivable, less allowance for doubtful accounts of ¥1,012 million ($8,440 thousand) in 2002 and ¥463 million in 2001	**14,580**	15,938	**121,601**
Deferred income taxes (Note 12)	**116,490**	179,059	**971,560**
Other assets	**107,115**	111,979	**893,370**
Total Investments and Other Assets	**359,874**	425,009	**3,001,451**
Total	**¥2,143,928**	¥2,443,793	**$17,880,967**

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2002	2001	**2002**
Current Liabilities:			
Short-term borrowings (Note 6)	**¥ 100,396**	¥ 182,910	**$ 837,331**
Current portion of long-term debt (Note 6)	**81,113**	148,276	**676,505**
Notes and accounts payable	**263,093**	240,102	**2,194,270**
Income taxes payable	**11,075**	11,291	**92,369**
Accrued expenses	**147,786**	133,813	**1,232,577**
Provision for voluntary tire recall (Note 16)	**34,170**	69,952	**284,988**
Deferred income taxes (Note 12)	**2,645**	2,090	**22,060**
Other current liabilities	**38,589**	42,924	**321,843**
Total Current Liabilities	**678,867**	831,358	**5,661,943**
Long-term Liabilities:			
Long-term debt (Note 6)	**288,660**	434,660	**2,407,506**
Accrued pension and liability for retirement benefits (Note 7)	**274,777**	239,881	**2,291,718**
Deferred income taxes (Note 12)	**24,144**	24,863	**201,368**
Other liabilities	**42,539**	38,455	**354,787**
Total Long-term Liabilities	**630,120**	737,859	**5,255,379**
Total Liabilities	**1,308,987**	1,569,217	**10,917,322**
Minority Interests	**38,928**	39,432	**324,671**
Contingent Liabilities and Commitments (Notes 14 and 16)			
Shareholders' Equity (Note 8):			
Common stock			
Authorized—1,500,000,000 shares, issued—			
861,252,261 shares in 2002 and 861,245,547 shares in 2001	**125,120**	125,115	**1,043,536**
Additional paid-in capital	**120,845**	120,840	**1,007,882**
Retained earnings	**701,847**	670,766	**5,853,603**
Minimum pension liability adjustments	**(39,499)**	(3,606)	**(329,433)**
Net unrealized gains on securities	**38,009**	37,059	**317,006**
Foreign currency translation adjustments	**(149,031)**	(114,502)	**(1,242,961)**
Treasury stock, at cost	**(1,278)**	(528)	**(10,659)**
Total Shareholders' Equity	**796,013**	835,144	**6,638,974**
Total	**¥2,143,928**	¥2,443,793	**$17,880,967**

Consolidated Statements of Income

Bridgestone Corporation and Subsidiaries
For the years ended December 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2002	2001	2000	**2002**
Net Sales (Note 15)	**¥2,247,769**	¥2,133,825	¥2,006,902	**$18,747,031**
Cost of Sales	**1,405,391**	1,376,439	1,276,312	**11,721,359**
Gross profit	**842,378**	757,386	730,590	**7,025,672**
Selling, General and Administrative Expenses	**658,516**	639,363	568,805	**5,492,210**
Operating income (Note 15)	**183,862**	118,023	161,785	**1,533,462**
Other Income (Expenses):				
Interest and dividend income	**4,822**	4,572	4,760	**40,217**
Interest expense	**(16,205)**	(26,835)	(20,561)	**(135,154)**
Foreign currency exchange loss	**(8,540)**	(2,439)	(3,480)	**(71,226)**
Impairment losses on assets (Note 11)	**(36,935)**	(93,019)	—	**(308,049)**
North American plant restructuring costs (Note 11)	—	(29,753)	—	—
Loss on voluntary tire recall (Notes 11 and 16)	—	(80,392)	(81,424)	—
Other, net	**(16,068)**	(18,919)	(13,198)	**(134,012)**
Income (loss) before income taxes and minority interests	**110,936**	(128,762)	47,882	**925,238**
Income Taxes (Note 12):				
Current	**10,984**	4,783	53,747	**91,610**
Deferred	**50,191**	(153,774)	(26,589)	**418,607**
Total	**61,175**	(148,991)	27,158	**510,217**
Income before minority interests	**49,761**	20,229	20,724	**415,021**
Minority Interests	**(4,382)**	(2,840)	(2,983)	**(36,547)**
Net Income	**¥ 45,379**	¥ 17,389	¥ 17,741	**$ 378,474**

	Yen			U.S. dollars (Note 2)
Per Share of Common Stock:				
Basic (Note 3)	**¥51.97**	¥20.20	¥20.60	**$0.43**
Diluted (Notes 3 and 8)	**51.89**	20.19	20.59	**0.43**
Cash dividends applicable to the year	**16.00**	16.00	16.00	**0.13**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Bridgestone Corporation and Subsidiaries
For the years ended December 31, 2002, 2001 and 2000

		Millions of yen						
	Number of shares of common stock issued (thousands)	Common stock	Additional paid-in capital	Retained earnings	Minimum pension liability adjustments	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at January 1, 2000	861,225	¥125,102	¥120,827	¥663,708	¥ (1,072)		¥(165,496)	
Net income for the year				17,741				
Cash dividends				(12,916)				
Bonuses to directors				(758)				
Conversion of bonds to common stock (Notes 6 and 8)	21	13	13					
Minimum pension liability adjustments					164			
Foreign currency translation adjustments							31,614	
Treasury stock								¥ (227)
Balance at December 31, 2000	861,246	125,115	120,840	667,775	(908)		(133,882)	(227)
Net income for the year				17,389				
Cash dividends				(13,775)				
Bonuses to directors				(623)				
Minimum pension liability adjustments (Note 8)					(2,698)			
Net unrealized gains on securities (Note 8)						¥37,059		
Foreign currency translation adjustments (Note 8)							19,380	
Treasury stock								(301)
Balance at December 31, 2001	**861,246**	**125,115**	**120,840**	**670,766**	**(3,606)**	**37,059**	**(114,502)**	**(528)**
Net income for the year				**45,379**				
Cash dividends				**(13,772)**				
Bonuses to directors				**(526)**				
Conversion of bonds to common stock (Notes 6 and 8)	**6**	**5**	**5**					
Minimum pension liability adjustments (Note 8)					**(35,893)**			
Net unrealized gains on securities (Note 8)						**950**		
Foreign currency translation adjustments (Note 8)							**(34,529)**	
Treasury stock								**(750)**
Balance at December 31, 2002	**861,252**	**¥125,120**	**¥120,845**	**¥701,847**	**¥(39,499)**	**¥38,009**	**¥(149,031)**	**¥(1,278)**

	Thousands of U.S. dollars (Note 2)						
	Common stock	Additional paid-in capital	Retained earnings	Minimum pension liability adjustments	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at December 31, 2001	**$1,043,494**	**$1,007,840**	**$5,594,378**	**$ (30,075)**	**$309,083**	**$ (954,979)**	**$ (4,404)**
Net income for the year			**378,474**				
Cash dividends			**(114,862)**				
Bonuses to directors			**(4,387)**				
Conversion of bonds to common stock (Note 6)	**42**	**42**					
Minimum pension liability adjustments (Note 8)				**(299,358)**			
Net unrealized gains on securities (Note 8)					**7,923**		
Foreign currency translation adjustments (Note 8)						**(287,982)**	
Treasury stock							**(6,255)**
Balance at December 31, 2002	**$1,043,536**	**$1,007,882**	**$5,853,603**	**$(329,433)**	**$317,006**	**$(1,242,961)**	**$(10,659)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Bridgestone Corporation and Subsidiaries
For the years ended December 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2002	2001	2000	**2002**
Cash Flows from Operating Activities:				
Income (loss) before income taxes and minority interests	**¥110,936**	¥(128,762)	¥ 47,882	**$ 925,238**
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	**119,466**	132,920	119,925	**996,380**
Increase in accrued pension and liability for retirement benefits	**35,042**	15,895	3,933	**292,260**
Interest and dividend income	**(4,822)**	(4,572)	(4,760)	**(40,217)**
Interest expense	**16,205**	26,835	20,561	**135,154**
Gain on sales of property, plant and equipment	**(1,379)**	(1,829)	(2,438)	**(11,501)**
Gain on sales of investments in securities	**(263)**	(354)	(2,074)	**(2,193)**
Impairment losses on assets	**36,935**	93,019	—	**308,049**
North American plant restructuring costs	**—**	29,753	—	**—**
Loss on voluntary tire recall	**—**	80,392	81,424	**—**
Changes in assets and liabilities:				
(Increase) decrease in notes and accounts receivable	**(43,241)**	13,029	(12,642)	**(360,643)**
(Increase) decrease in inventories	**(1,709)**	54,245	(26,165)	**(14,254)**
Increase (decrease) in notes and accounts payable	**26,756**	(17,228)	(14,678)	**223,152**
Bonuses paid to directors	**(526)**	(623)	(758)	**(4,387)**
Other	**(1,549)**	(23,003)	(2,579)	**(12,919)**
Subtotal	**291,851**	269,717	207,631	**2,434,119**
Interest and dividends received	**4,881**	4,600	4,660	**40,709**
Interest paid	**(15,861)**	(26,541)	(21,021)	**(132,285)**
Payment for North American plant restructuring	**(2,720)**	(1,606)	—	**(22,686)**
Payment for voluntary tire recall	**(30,737)**	(58,214)	(43,876)	**(256,355)**
Income taxes received (paid)	**21,668**	(42,023)	(79,935)	**180,717**
Net Cash Provided by Operating Activities	**269,082**	145,933	67,459	**2,244,219**
Cash Flows from Investing Activities:				
Payments for purchase of property, plant and equipment	**(107,799)**	(107,408)	(144,632)	**(899,074)**
Proceeds from sales of property, plant and equipment	**9,487**	8,313	8,000	**79,124**
Payments for investments in securities, subsidiaries and affiliated companies	**(7,388)**	(8,195)	(24,246)	**(61,618)**
Proceeds from sales of investments in securities	**1,091**	1,515	3,132	**9,099**
Other	**(268)**	(17,003)	(4,822)	**(2,235)**
Net Cash Used in Investing Activities	**(104,877)**	(122,778)	(162,568)	**(874,704)**
Cash Flows from Financing Activities:				
Net increase (decrease) in short-term borrowings	**(36,512)**	(157,460)	99,337	**(304,520)**
Proceeds from long-term debt	**42,584**	414,504	89,545	**355,163**
Repayments of long-term debt	**(230,374)**	(109,134)	(38,302)	**(1,921,384)**
Cash dividends paid	**(13,764)**	(13,743)	(12,913)	**(114,796)**
Sale (payments for repurchase) of accounts receivable	**36,987**	(35,884)	—	**308,482**
Sale-leaseback transactions	**26,368**	—	—	**219,917**
Other	**(8,193)**	(5,327)	(2,256)	**(68,332)**
Net Cash Provided by (Used in) Financing Activities	**(182,904)**	92,956	135,411	**(1,525,470)**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(13,694)**	6,727	(674)	**(114,212)**
Net Increase (Decrease) in Cash and Cash Equivalents	**(32,393)**	122,838	39,628	**(270,167)**
Cash and Cash Equivalents at Beginning of Year	**238,913**	116,075	76,447	**1,992,602**
Cash and Cash Equivalents at End of Year	**¥206,520**	¥ 238,913	¥116,075	**$1,722,435**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

NOTE 1—NATURE OF OPERATIONS

Bridgestone Corporation (the "Company") and its subsidiaries (hereinafter referred to collectively as the "Companies") engage in developing, manufacturing and marketing tires and other products. They market their products worldwide and operate manufacturing plants in every principal market. Development activities take place primarily in Japan, the United States of America (the "U.S.") and Europe. Tire operations include automotive maintenance and repairs, retail business and credit card management, as well as tire development, manufacturing and marketing. Other products include industrial products, chemical products, automotive components, construction materials, electronic equipments, bicycles and sporting goods.

In connection with a merger between Bridgestone/Firestone, Inc. ("BFS"), and its successor, Bridgestone/Firestone North American Tire, LLC ("BFNT"), the latter's sole shareholder became Bridgestone/Firestone Americas Holding, Inc. ("BFAH"), the U.S. holding company for, and a wholly owned subsidiary of, the Company after November 2001.

Also, BFS Retail & Commercial Operations, LLC, a wholly owned subsidiary of BFAH, has a 58.5% equity investment in Morgan Tire & Auto, Inc. ("MTA"). MTA, which was one of the largest independent retailers of tires in the U.S. with 558 locations in 25 states and employing approximately 6,000 people nationwide, became a subsidiary of BFS, with BFS's share of MTA reaching 52.5% of shares outstanding in 2001.

Effective January 1, 2003, BFAH changed its company name to Bridgestone Americas Holding, Inc. ("BSA").

NOTE 2—BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in accordance with accounting principles and practices generally accepted and applied in Japan ("Japanese GAAP"), which are different from the accounting principles generally accepted in the U.S. ("U.S. GAAP"). The differences between Japanese GAAP and U.S. GAAP are summarized in Note 18, together with the reconciliation between Japanese GAAP and U.S. GAAP based net income (loss) and shareholders' equity.

It is common practice in Japan that the accounts of foreign subsidiaries included in the consolidated financial statements are based on their accounting records which are maintained in accordance with accounting principles and practices generally accepted in their respective countries of domicile.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In accordance with accounting procedures generally accepted in Japan, certain comparative disclosures are not required to be and have not been presented herein.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥119.90 to $1, the approximate rate of exchange at December 31, 2002. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which the Company has effective control. All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Companies are eliminated.

Investments in affiliated companies, those owned 20% to 50%, are accounted for under the equity method with appropriate adjustments for intercompany profits and dividends. Equity in earnings of the affiliated companies is included in other income (expenses) in the consolidated statements of income.

(b) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include highly liquid investments with original maturities of three months or less.

(c) Allowance for doubtful accounts
Allowance for doubtful accounts is established in amounts considered to be appropriate based on the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

(d) Inventories
Inventories are substantially stated at cost determined by the moving-average method, while inventories held by subsidiaries in the U.S. are substantially stated at the lower of cost, which is determined principally by the last-in, first-out method.

(e) Investments in securities
Prior to January 1, 2001, investments in securities listed on stock exchanges, other than securities of affiliated companies, were stated at the lower of cost, determined by the moving-average method, or market.

Effective January 1, 2001, the Company and its domestic subsidiaries adopted a new accounting standard for financial instruments, including marketable and investment securities. The standard requires all applicable securities to be classified and accounted for, depending on management's intent, as follows: (i) trading securities, which are held for the purpose of earning capital gains in the near term, are reported at fair value, and the related unrealized gains and losses are included in income; (ii) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost; and (iii) available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The effect of adoption of the new standard was not material to loss before income taxes and minority interests. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investments in securities are reduced to net realizable value by a charge to income.

(f) Property, plant and equipment
Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment of the Company and its domestic subsidiaries is computed substantially by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to property, plant and equipment of foreign subsidiaries. Maintenance, repair and minor renewals are charged to income as incurred.

(g) Impairment of long-lived assets
In August 2002, the Business Accounting Council in Japan issued the Opinions on Accounting Standards for Impairment of Fixed Assets, which require that fixed assets held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or intangibles may not be recoverable. The opinions require the standards to be adopted for fiscal years beginning after March 31, 2005. Early application is permitted for financial statements issued after March 30, 2004.

The impairment of long-lived assets for certain foreign subsidiaries is accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," issued by the Financial Accounting Standards Board (the "FASB") in the U.S., for the year ended December 31, 2002, and in accordance with SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" for the years ended December 31, 2001 and 2000. SFAS No.144 supersedes SFAS No.121, but the fundamental provisions of SFAS No.121 which require long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable are retained. The foreign subsidiaries adopted SFAS No.144 on January 1, 2002. The adoption of SFAS No.144 did not have a material effect on the Company's consolidated financial position and results of operations.

(h) Goodwill
Goodwill recorded by subsidiaries and the excess of cost of the Companies' investments in subsidiaries and affiliated companies over its equity in the net assets at the respective dates of acquisition are being amortized over a period of 5 years on the straight-line basis.

(i) Provision for product warranties
The provision for product warranties, included in other liabilities, is estimated and recorded at the time of sale to provide for future potential costs, such as costs related to after-sales services, in amounts considered to be appropriate based on the Companies' past experience.

(j) Retirement and pension plans
JAPANESE DOMESTIC COMPANIES
Employees serving with the Company and its domestic subsidiaries are generally entitled to lump-sum severance and, in certain cases, annuity payments on retirement, based on the rates of pay at the time of termination, years of services and certain other factors. Such benefits are principally provided by funded, defined benefit pension plans.

Effective January 1, 2001, the Company and its domestic subsidiaries adopted a new accounting standard for retirement benefits, which was substantially the same as the accounting policy adopted in 2000 by the Company, and accounted for the accrued pension and liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

The liability for retirement benefits to directors (members of the Board of Directors) and corporate auditors is provided for at the amount which would be required, based on the Company's regulations, in the event that all directors and corporate auditors terminated their offices at the balance sheet date. Any amounts payable to directors and corporate auditors upon retirement are subject to approval at the general shareholders' meeting.

FOREIGN SUBSIDIARIES

The funded defined benefit pension plans for the employees of certain foreign subsidiaries are accounted for in accordance with SFAS No.87, "Employers' Accounting for Pensions," while the postretirement benefits other than pensions for all health care and life insurance benefit plans are accounted for in accordance with SFAS No.106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No.106 requires the accrual of retiree postretirement benefits during the active service period of the employee. Other foreign subsidiaries have defined contribution pension plans or severance indemnity plans which substantially cover all of their employees.

(k) Leases

Finance leases are capitalized, and the present value of the related payments is recorded as a liability. Amortization of capitalized leased assets is computed substantially by the declining-balance method at rates based on the term of the lease.

(l) Revenue recognition

Sales are recognized when products are shipped or when services are rendered to customers.

(m) Income taxes

The provision for income taxes is computed based on income before income taxes included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred income taxes are measured by applying currently enacted tax laws to the temporary differences. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

(n) Bonuses to directors

Bonuses to directors are subject to approval at the general shareholders' meeting and are accounted for by an appropriation of retained earnings for the year in which the approval and payments are made in accordance with the Japanese Commercial Code (the "Code").

(o) Appropriations of retained earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year after approval by the shareholders in accordance with the Code.

(p) Foreign currency transactions

Prior to January 1, 2001, the Company and its domestic subsidiaries translated short-term receivables and payables denominated in foreign currencies into Japanese yen at the current exchange rates at each balance sheet date, while long-term receivables and payables denominated in foreign currencies were translated at historical rates.

Effective January 1, 2001, the Company and its domestic subsidiaries adopted a revised accounting standard for foreign currency transactions. In accordance with the revised standard, all short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in income to the extent that they are not hedged by foreign exchange forward contracts or currency option contracts. The adoption of the revised standard did not have a material effect on the Company's consolidated financial position and results of operations.

(q) Foreign currency financial statements

The balance sheet accounts of foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for shareholders' equity, which is translated at the historical rate. Differences arising from such translation are shown as foreign currency translation adjustments in a separate component of shareholders' equity. Revenue and expense accounts of foreign subsidiaries are translated into Japanese yen at the average annual exchange rate.

(r) Derivatives and hedging activities

The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign exchange, interest rates and commodity prices. Foreign currency forward contracts, currency option contracts and currency swap contracts are utilized by the Companies to reduce foreign exchange risks. Interest rate swaps are utilized by the Companies to reduce interest rate risks. Also, commodity futures contracts are utilized by the Companies to reduce commodity price risks. The Companies do not enter into derivatives for trading or speculative purposes.

Effective January 1, 2001, the Company and its domestic subsidiaries adopted a new accounting standard for derivative financial instruments and a revised accounting standard for foreign currency transactions. These standards require that: (i) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in income; and (ii) gains or losses on derivatives be deferred until maturity of the hedged transactions for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items. In addition, under these standards, two accounting models for derivative transactions designated as hedging of foreign exchange exposure associated with a forecasted transaction are permitted, which are: (i) gains or losses on derivative instruments shall be recognized as either assets or liabilities; or (ii) hedged items shall be translated at the contract rates in derivative instruments. The adoption of the new accounting standards for derivative financial instruments and the revised accounting standard for foreign currency transactions did not have a material effect on the Company's consolidated financial position and results of operations.

The Company's foreign currency forward contracts which are designated as hedging exposure to variable cash flows of forecasted transactions are measured at the fair value and the unrealized gains/losses are deferred until the underlying transactions are completed. Other foreign currency forward contracts, currency swap contracts and currency option contracts employed to hedge foreign exchange exposures to changes in fair value and in cash flow are also measured at the fair value but the unrealized gains/losses are recognized in income. Long-term debt denominated in foreign currencies for which foreign currency forward contracts and currency swap contracts are used to hedge the foreign currency fluctuations is translated at the contracted rate if the foreign exchange forward contracts and currency swap contracts qualify for hedge accounting. The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential paid or received under the swap agreements is recognized and included in interest expenses or income. The gains or losses on commodity future contracts in a hedge to fluctuations of commodity prices are recognized currently in income.

(s) Per share of common stock

Prior to January 1, 2002, the computation of basic net income per share was based on the weighted average number of shares of common stock outstanding each year. Diluted net income per share of common stock reflects the potential dilution as a result of issuance of shares upon conversion of the Company's convertible bonds and exercise of stock options.

Effective January 1, 2002, the Company adopted a new accounting standard for computation of earning per share. The principal change to the former standard is that bonuses to directors are deducted from net income to compute basic net income per share and diluted net income per share. The standard is required to be adopted for fiscal years beginning after April 1, 2002, with earlier application permitted in certain circumstances. The Company's basic net income per share and diluted net income per share would have been ¥52.72 ($0.44) and ¥52.64 ($0.44), respectively, for the year ended December 31, 2002, if the Company had adopted the former standard.

Cash dividends per share presented in the consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year.

(t) Reclassification

Certain consolidated financial statement items previously reported have been reclassified to conform to the current year's presentation.

NOTE 4—INVENTORIES

Inventories at December 31, 2002 and 2001 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Finished products	**¥222,709**	¥239,069	**$1,857,456**
Work in process	**20,626**	20,077	**172,027**
Raw materials and supplies	**80,978**	82,228	**675,380**
Total	**¥324,313**	¥341,374	**$2,704,863**

NOTE 5—INVESTMENTS IN SECURITIES

Information regarding each category of available-for-sale securities at December 31, 2002 and 2001 is as follows:

	Millions of yen			
	2002			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**¥38,241**	**¥67,156**	**¥(1,820)**	**¥103,577**
Debt securities	**5,000**	**—**	**(10)**	**4,990**

	Millions of yen			
	2001			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥36,125	¥64,096	¥(438)	¥99,783
Debt securities	5,000	—	(14)	4,986

	Thousands of U.S. dollars			
	2002			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**$318,941**	**$560,100**	**$(15,179)**	**$863,862**
Debt securities	**41,701**	**—**	**(83)**	**41,618**

Available-for-sale securities whose fair value is not readily determinable at December 31, 2002 and 2001 are mainly as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Available-for-sale:			
Equity securities	**¥2,373**	¥2,561	**$19,791**

Proceeds from sales of available-for-sale securities for the years ended December 31, 2002 and 2001 are ¥974 million ($8,123 thousand) and ¥632 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, are ¥199 million ($1,660 thousand) and ¥158 million ($1,318 thousand), respectively, for the year ended December 31, 2002 and ¥93 million and ¥438 million, respectively, for the year ended December 31, 2001.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale at December 31, 2002 are as follows:

	Millions of yen	Thousands of U.S. dollars
Available-for-sale:		
Debt securities:		
Due 2003	—	—
Due 2004 to 2007	—	—
Due 2008 to 2012	¥4,990	$41,618
Due 2013 and thereafter	—	—
Total	¥4,990	$41,618

NOTE 6—SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at December 31, 2002 and 2001 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Short-term bank loans, weighted average interest rate of 2.8% at December 31, 2002 and 3.4% at December 31, 2001	**¥ 99,977**	¥180,871	**$ 833,836**
Commercial paper, weighted average interest rate of 3.5% at December 31, 2002 and 3.7% at December 31, 2001	**419**	2,039	**3,495**
Total	**¥100,396**	¥182,910	**$ 837,331**

Long-term debt at December 31, 2002 and 2001 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Borrowings from banks, insurance companies and others, denominated primarily in Japanese yen, U.S. dollar and European currencies:			
Secured	**¥ 2,868**	¥ 6,519	**$ 23,920**
Unsecured	**300,710**	515,077	**2,508,007**
1.6% yen convertible bonds, due 2002	**—**	16	**—**
1.9% yen convertible bonds, due 2003	**2,480**	2,480	**20,684**
Unsecured Euro Medium-Term Notes, due 2003 with interest ranging from 0.0% to 0.7% at December 31, 2002 and from 0.1% to 1.0% at December 31, 2001	**13,715**	8,844	**114,387**
1.7% yen unsecured straight bonds due 2007	**20,000**	20,000	**166,805**
2.0% yen unsecured straight bonds due 2010	**30,000**	30,000	**250,208**
Total	**369,773**	582,936	**3,084,011**
Less current portion	**(81,113)**	(148,276)	**(676,505)**
Long-term debt, less current portion	**¥288,660**	¥434,660	**$2,407,506**

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks. The Company has never been requested to provide any collateral.

The 1.9% unsecured yen convertible bonds with ¥60,000 million of principal amounts were issued on October 21, 1988. The bonds are subject to conversion currently at ¥1,334 ($11.13) for one share of the common stock of the Company from December 1, 1988 to December 30, 2003. At December 31, 2002, 1,859 thousand additional shares of common stock of the Company would have been issued upon full conversion at the current conversion price. The bonds are redeemable, at the option of the Company, in whole or in part at 100% of the principal amount plus interest accrued.

Annual maturities of long-term debt at December 31, 2002 are as follows:

Year ending December 31,	Millions of yen	Thousands of U.S. dollars
2003	¥ 81,113	$ 676,505
2004	149,371	1,245,797
2005	16,283	135,805
2006	11,562	96,430
2007	25,580	213,344
2008 and thereafter	85,864	716,130
Total	¥369,773	$3,084,011

The aggregate carrying amount of assets pledged as collateral for short-term bank loans of ¥6,762 million ($56,397 thousand) and long-term bank loans of ¥2,868 million ($23,920 thousand) at December 31, 2002 is ¥30,328 million ($252,944 thousand).

Effective November 30, 2001, BFAH and its major subsidiaries in the U.S. entered into separate revolving credit agreements, with a syndicate of banks providing an aggregate borrowing commitment of $3.2 billion, which expires January 7, 2003. On January 30, 2002, the Company contributed $1.3 billion to BFAH which was principally used to repay the revolving credit, thereby reducing the total borrowing commitment to $2.16 billion.

Effective January 7, 2003, BSA and its major subsidiaries in the U.S. entered into separate amended and restated revolving credit agreements with a syndicate of banks providing an aggregate borrowing commitment of $1.5 billion. These agreements expire on January 6, 2004.

These agreements contain certain customary affirmative and negative covenants, the most restrictive of which include (i) the maintenance by BSA and its major subsidiaries of certain tangible net worth; (ii) restrictions on entering into additional debt arrangements and the sale of assets; and (iii) the maintenance by the Company of certain credit ratings. Further, an event of default under the separate revolving credit agreements by any of the major subsidiaries in the U.S. causes an event of default under the BSA amended and restated revolving credit agreement.

Additionally, BSA entered into an agreement to borrow $600 million under unsecured term loan with a bank. The agreement expires on January 6, 2004. The agreement contains certain customary affirmative and negative covenants, the most restrictive of which includes the maintenance by BSA of certain consolidated tangible net worth and restrictions upon BSA and its subsidiaries on the sale of assets.

NOTE 7—RETIREMENT AND PENSION PLANS

The Company and its domestic subsidiaries have contributory defined benefit pension plans pursuant to the Japanese Welfare Pension Insurance Law, non-contributory defined benefit tax-qualified pension plans and severance indemnity plans.

The changes in projected benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets at December 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Change in projected benefit obligation:			
Projected benefit obligation at beginning of year	**¥(653,290)**	¥(599,442)	**$(5,448,624)**
Service cost	**(19,152)**	(21,806)	**(159,733)**
Interest cost	**(27,305)**	(25,728)	**(227,731)**
Plan participants' contributions	**(1,381)**	(1,385)	**(11,518)**
Plan amendments	**(251)**	2,311	**(2,093)**
Curtailment and termination benefits	**—**	(4,379)	**—**
Actuarial loss	**(41,806)**	(2,174)	**(348,674)**
Foreign currency exchange rate changes	**19,027**	(27,282)	**158,690**
Benefits paid	**34,207**	26,595	**285,296**
Projected benefit obligation at end of year	**¥(689,951)**	¥(653,290)	**$(5,754,387)**
Change in plan assets:			
Fair value of plan assets at beginning of year	**¥ 454,351**	¥ 554,771	**$ 3,789,416**
Actual return on plan assets	**(42,677)**	(128,943)	**(355,938)**
Foreign currency exchange rate changes	**(19,439)**	37,871	**(162,127)**
Employer contribution	**11,613**	9,730	**96,856**
Plan participants' contributions	**1,381**	1,385	**11,518**
Settlements	**—**	(1,581)	**—**
Benefits paid	**(23,299)**	(18,882)	**(194,320)**
Fair value of plan assets at end of year	**¥ 381,930**	¥ 454,351	**$ 3,185,405**
Funded status	**(308,021)**	(198,939)	**(2,568,982)**
Unrecognized transitional obligation	**15,752**	17,721	**131,376**
Unrecognized actuarial loss	**130,488**	21,079	**1,088,307**
Unrecognized prior service cost	**1,454**	4,683	**12,126**
Amounts recognized in the balance sheet	**¥(160,327)**	¥(155,456)	**$(1,337,173)**
Prepaid benefit cost	**36,807**	38,468	**306,981**
Other	**40,175**	4,815	**335,070**
Accrued pension and liability for retirement benefits	**¥(237,309)**	¥(198,739)	**$(1,979,224)**

Of the accrued pension and liability for retirement benefits noted above, a liability for postretirement benefits of ¥37,468 million ($312,494 thousand) and ¥41,142 million is included in the consolidated balance sheets at December 31, 2002 and 2001, respectively.

The components of the net periodic benefit costs for the years ended December 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Service cost	**¥19,152**	¥21,806	**$159,733**
Interest cost	**27,305**	25,728	**227,731**
Expected return on plan assets	**(30,396)**	(40,098)	**(253,511)**
Amortization of transitional obligation	**1,969**	1,973	**16,422**
Recognized actuarial gain or (loss)	**1,494**	(8,237)	**12,461**
Amortization of prior service cost	**2,510**	2,979	**20,934**
Net periodic benefit costs	**¥22,034**	¥ 4,151	**$183,770**

Net periodic benefit costs noted above for certain subsidiaries do not include pension costs for defined contribution pension plans of ¥3,692 million ($30,792 thousand) and ¥4,106 million for the years ended December 31, 2002 and 2001, respectively.

Assumptions used for the years ended December 31, 2002 and 2001 are set forth as follows:

	2002	2001
Discount rate	**Principally 2.5%**	Principally 3.0%
Expected rate of return on plan assets	**Principally 3.0%**	Principally 3.0%
Amortization period of prior service cost	**3 to 12 years**	3 to 12 years
Recognition period of actuarial gain or loss	**Principally 10 years**	Principally 10 years
Amortization period of transitional obligation	**10 years**	10 years

NOTE 8—SHAREHOLDERS' EQUITY

The Company and its domestic subsidiaries are subject to the Code to which certain amendments became effective from October 1, 2001. Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated, resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends. The Company's legal reserve amount, which is included in retained earnings, totals ¥31,279 million ($260,876 thousand) and ¥31,279 million at December 31, 2002 and 2001, respectively.

Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥50. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting. The Company holds 911,067 shares and 449,877 shares of treasury stock and its affiliated companies hold 14,000 shares and 19,000 shares of treasury stock at December 31, 2002 and 2001, respectively.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's general books of account maintained in accordance with Japanese GAAP. The adjustments included in the consolidated financial statements but not recorded in the books have no effect on the determination of retained earnings available for dividends under the Code. Retained earnings available for dividends of the Company at December 31,2002 and 2001 were ¥566,325 million ($4,723,311 thousand) and ¥547,872 million, respectively.

The Company issued 6 thousand and 21 thousand shares for the years ended December 31, 2002 and 2000, respectively, of common stock in connection with conversions of bonds.

Reporting of comprehensive income (loss)

Comprehensive income (loss), referred to as changes in equity from nonowner sources, consists of net income and other comprehensive income (loss) which is classified into items such as minimum pension liability adjustments, net unrealized gains on securities and foreign currency translation adjustments. Comprehensive income (loss) for the years ended December 31, 2002 and 2001 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Net income	**¥ 45,379**	¥17,389	**$ 378,474**
Other comprehensive income (loss), before tax:			
Minimum pension liability adjustments	**(35,893)**	(2,698)	**(299,358)**
Net unrealized gains on securities:			
Unrealized holding gains during the year	**1,635**	63,785	**13,636**
Foreign currency translation adjustments	**(34,529)**	19,380	**(287,982)**
Total	**(68,787)**	80,467	**(573,704)**
Income tax expense related to items of other comprehensive income	**(685)**	(26,726)	**(5,713)**
Other comprehensive income (loss), net of tax	**(69,472)**	53,741	**(579,417)**
Comprehensive income (loss)	**¥(24,093)**	¥71,130	**$(200,943)**

NOTE 9—STOCK-BASED COMPENSATION

The Company has a stock option plan. The stock option plan which was approved at the general shareholders' meetings provides options for purchases of the Company's common stock for the directors and selected employees of the Company.

The date of grant, the number of grant options and exercise period are as follows:

Date of grant	Number of options granted (thousand shares)		Exercise period
March 30, 2000	Directors	156	From April 1, 2002 to March 31, 2007
	Selected employees	59	From April 1, 2002 to March 31, 2007
March 29, 2001	Directors	142	From April 1, 2003 to March 31, 2008
	Selected employees	66	From April 1, 2003 to March 31, 2008
March 28, 2002	Directors	110	From April 1, 2004 to March 31, 2009
	Selected employees	154	From April 1, 2004 to March 31, 2009
	Total	687	

The exercise price is equal to the higher of either 1.05 times the monthly average closing market price of the Company's common stock traded in the Tokyo Stock Exchange of the month preceding the date of grant, or the closing market price of that on the date of grant.

During the year ended December 31, 2002, the exercisable options were not exercised. At December 31, 2002, the balance of grant options was 687 thousand shares and the exercisable options were 215 thousand shares.

NOTE 10—RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are charged to income as incurred. Research and development expenses are ¥68,161 million ($568,482 thousand), ¥62,755 million and ¥61,116 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Advertising costs are ¥99,487 million ($829,750 thousand), ¥103,049 million and ¥85,845 million for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 11—OTHER INCOME (EXPENSES)

Impairment losses on assets

During the year ended December 31, 2002, certain subsidiaries in Europe recognized an impairment loss for property, plant and equipment for the manufacturing locations, due to their inability to cope with the rapid change in the European market.

During the year ended December 31, 2001, certain subsidiaries in the Americas recognized an impairment loss for property, plant and equipment and goodwill related primarily to tire operations in the Americas, due primarily to the decline in profitability owing to the voluntary tire recall in August 2000.

North American plant restructuring costs

In December 2001, a U.S. subsidiary closed its Decatur, Illinois, tire plant in the U.S. This action was taken due to the need to match tire production capacity to anticipated demand. The costs of the plant closure include termination benefits and curtailments of ¥17,820 million, disposal of property, plant and equipment of ¥9,098 million and other exit costs.

Loss on voluntary tire recall

A U.S. subsidiary recorded voluntary tire recall related costs and provision for settlements, primarily of product liability suits and claims. Further detail of those events is described in Note 16.

NOTE 12—INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, result in a normal effective statutory tax rate of approximately 41.9% for the years ended December 31, 2002 and 2001.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Deferred tax assets:			
Retirement and severance benefits	**¥ 85,366**	¥ 63,876	**$ 711,977**
Accrued expenses	**24,796**	26,274	**206,806**
Provision for voluntary tire recall	**—**	28,764	**—**
Intercompany profits	**26,365**	25,295	**219,892**
Net operating loss carryforwards for tax purposes	**101,299**	155,772	**844,862**
Impairment losses on assets	**40,169**	29,488	**335,021**
Other	**64,233**	48,393	**535,721**
Less valuation allowance	**(54,598)**	(30,328)	**(455,363)**
Total	**287,630**	347,534	**2,398,916**
Deferred tax liabilities:			
Depreciation	**(25,100)**	(25,992)	**(209,341)**
Reserve for deferred gains on sales of fixed assets for tax purposes	**(10,678)**	(10,747)	**(89,058)**
Unrealized gains on securities	**(26,732)**	(26,726)	**(222,952)**
Other	**(15,680)**	(17,815)	**(130,776)**
Total	**(78,190)**	(81,280)	**(652,127)**
Net deferred tax assets	**¥209,440**	¥266,254	**$1,746,789**

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the consolidated statements of income for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Normal effective statutory tax rate	**41.9%**	(41.9)%	41.9%
Expenses not deductible for income tax purpose	**3.3**	9.8	7.3
Tax rate differences in unrealized profit	**—**	—	4.7
Lower income tax rates applicable to income in certain foreign countries	**—**	13.1	2.2
Loss on the transfer of subsidiaries' stock	**—**	(117.9)	—
Change in valuation allowance for deferred income tax assets	**7.2**	21.7	—
Other—net	**2.7**	(0.5)	0.6
Actual effective tax rate	**55.1%**	(115.7)%	56.7%

NOTE 13—DERIVATIVES

The Companies enter into foreign currency forward contracts, currency swap contracts and currency option contracts to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Companies enter into interest rate swap contracts to manage their interest rate exposure on certain liabilities. In addition, the Companies enter into commodity future contracts to hedge the risk of fluctuation of commodity prices for raw materials.

All derivative transactions are entered into to hedge foreign currency, interest and commodity price exposures that arise in the course of the Companies' business. Accordingly, the market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. Because the counterparties to these derivatives are limited to major international financial institutions, the Companies do not anticipate any losses arising from credit risk. Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

Foreign currency forward contracts and currency swap contracts which qualify for hedge accounting for the years ended December 31, 2002 and 2001 are excluded from the disclosure of market value information.

The contract or notional amounts of derivatives which are shown in the following table do not represent the amounts exchanged by the parties and do not measure the Companies' exposure to credit or market risk.

The Companies had the following derivative contracts outstanding at December 31, 2002 and 2001:

	Millions of yen					
	2002			2001		
	Contract amount	Fair value	Unrealized gains (losses)	Contract amount	Fair value	Unrealized gains (losses)
Foreign currency forward contracts:						
Sell:						
U.S. dollar	**¥28,840**	**¥28,261**	**¥ 579**	¥29,318	¥30,947	¥(1,629)
Euro	**27,420**	**28,233**	**(813)**	5,121	5,419	(298)
Australian dollar	**6,002**	**6,030**	**(28)**	5,431	5,875	(444)
British pound	**1,435**	**1,420**	**15**	2,084	2,143	(59)
Other	**5,588**	**6,010**	**(422)**	3,427	3,348	79
Buy:						
U.S. dollar	**5,118**	**4,790**	**(328)**	3,378	3,420	42
Japanese yen	**916**	**935**	**19**	958	953	(5)
Other	**2,148**	**2,188**	**40**	1,114	1,132	18
Currency option contracts:						
Options written:						
U.S. dollar	—	—	—	9,817	228	(72)
Euro	—	—	—	6,961	121	(12)
Options purchased:						
U.S. dollar	—	—	—	9,492	109	(47)
Euro	—	—	—	6,833	96	(13)
Currency swap contracts:						
U.S. dollar receipt, Spanish peseta payment	—	—	—	485	175	175
U.S. dollar receipt, Deutsche mark payment	—	—	—	344	93	93
U.S. dollar receipt, U.S. dollar payment	—	—	—	1,582	405	405
Interest rate swap contracts:						
Floating rate receipt, fixed rate payment	**30,063**	**(1,935)**	**(1,935)**	33,986	(1,861)	(1,861)
Floating rate receipt, floating rate payment	**1,251**	**(44)**	**(44)**	1,165	(65)	(65)
Commodity future contracts:						
Natural rubber:						
Sell	—	—	—	112	110	2
Buy	**281**	**301**	**20**	98	99	1

	Thousands of U.S. dollars		
	2002		
	Contract amount	Fair value	Unrealized gains (losses)
Foreign currency forward contracts:			
Sell:			
U.S. dollar	**$240,534**	**$235,705**	**$ 4,829**
Euro	**228,691**	**235,471**	**(6,780)**
Australian dollar	**50,058**	**50,292**	**(234)**
British pound	**11,968**	**11,843**	**125**
Other	**46,606**	**50,125**	**(3,519)**
Buy:			
U.S. dollar	**42,686**	**39,950**	**(2,736)**
Japanese yen	**7,640**	**7,798**	**158**
Other	**17,915**	**18,249**	**334**
Currency option contracts:			
Options written:			
U.S. dollar	—	—	—
Euro	—	—	—
Options purchased:			
U.S. dollar	—	—	—
Euro	—	—	—
Currency swap contracts:			
U.S. dollar receipt, Spanish peseta payment	—	—	—
U.S. dollar receipt, Deutsche mark payment	—	—	—
U.S. dollar receipt, U.S. dollar payment	—	—	—
Interest rate swap contracts:			
Floating rate receipt, fixed rate payment	**250,734**	**(16,138)**	**(16,138)**
Floating rate receipt, floating rate payment	**10,434**	**(367)**	**(367)**
Commodity future contracts:			
Natural rubber:			
Sell	—	—	—
Buy	**2,344**	**2,510**	**166**

NOTE 14—CONTINGENT LIABILITIES AND COMMITMENTS

(a) Contingent liabilities

At December 31, 2002 and 2001, the Companies had the following contingent liabilities:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Trade notes discounted	**¥8,105**	¥7,809	**$67,598**
Guarantees and similar items of bank borrowings	**968**	1,124	**8,073**
Total	**¥9,073**	¥8,933	**$75,671**

(b) Operating lease commitments

The Companies lease certain land, machinery, vehicles, computer equipment, office space and other assets. The lease payments under non-cancelable operating leases for the years ended December 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Not later than one year	**¥ 28,976**	¥ 28,131	**$ 241,668**
Later than one year	**176,024**	147,724	**1,468,090**
Total	**¥205,000**	¥175,855	**$1,709,758**

(c) Litigation

See Note 16 for contingent legal liabilities in relation to the voluntary tire recall.

NOTE 15—SEGMENT INFORMATION

Information about industry segments, geographic segments and sales to foreign customers of the Companies for the years ended December 31, 2002, 2001 and 2000 is as follows:

(a) Information by industry segment

Year ended December 31, 2002	Millions of yen				
	Tires	Other	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	**¥1,797,598**	**¥450,171**	**¥2,247,769**	**—**	**¥2,247,769**
Inter-segment	**943**	**17,370**	**18,313**	**¥(18,313)**	—
Total	**¥1,798,541**	**¥467,541**	**¥2,266,082**	**¥(18,313)**	**¥2,247,769**
Operating expenses	**¥1,643,518**	**¥439,143**	**¥2,082,661**	**¥(18,754)**	**¥2,063,907**
Operating income	**¥ 155,023**	**¥ 28,398**	**¥ 183,421**	**¥ 441**	**¥ 183,862**
Identifiable assets	**¥1,786,415**	**¥367,226**	**¥2,153,641**	**¥ (9,713)**	**¥2,143,928**
Depreciation and amortization	**¥ 101,363**	**¥ 18,995**	**¥ 120,358**	**¥ (892)**	**¥ 119,466**
Capital expenditures	**¥ 99,029**	**¥ 20,609**	**¥ 119,638**	**¥ (436)**	**¥ 119,202**

Year ended December 31, 2001	Millions of yen				
	Tires	Other	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥1,687,235	¥446,590	¥2,133,825	—	¥2,133,825
Inter-segment	877	16,087	16,964	¥(16,964)	—
Total	¥1,688,112	¥462,677	¥2,150,789	¥(16,964)	¥2,133,825
Operating expenses	¥1,596,309	¥437,239	¥2,033,548	¥(17,746)	¥2,015,802
Operating income	¥ 91,803	¥ 25,438	¥ 117,241	¥ 782	¥ 118,023
Identifiable assets	¥2,069,044	¥385,253	¥2,454,297	¥(10,504)	¥2,443,793
Depreciation and amortization	¥ 115,947	¥ 18,098	¥ 134,045	¥ (1,125)	¥ 132,920
Capital expenditures	¥ 96,737	¥ 22,049	¥ 118,786	¥ (358)	¥ 118,428

Year ended December 31, 2000	Millions of yen				
	Tires	Other	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥1,560,182	¥446,720	¥2,006,902	—	¥2,006,902
Inter-segment	1,597	20,581	22,178	¥(22,178)	—
Total	¥1,561,779	¥467,301	¥2,029,080	¥(22,178)	¥2,006,902
Operating expenses	¥1,438,645	¥429,296	¥1,867,941	¥(22,824)	¥1,845,117
Operating income	¥ 123,134	¥ 38,005	¥ 161,139	¥ 646	¥ 161,785
Identifiable assets	¥1,672,670	¥376,668	¥2,049,338	¥(10,760)	¥2,038,578
Depreciation and amortization	¥ 105,181	¥ 16,118	¥ 121,299	¥ (1,374)	¥ 119,925
Capital expenditures	¥ 123,781	¥ 20,835	¥ 144,616	¥ (829)	¥ 143,787

Year ended December 31, 2002	Thousands of U.S. dollars				
	Tires	Other	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	**$14,992,477**	**$3,754,554**	**$18,747,031**	**—**	**$18,747,031**
Inter-segment	**7,865**	**144,870**	**152,735**	**$(152,735)**	—
Total	**$15,000,342**	**$3,899,424**	**$18,899,766**	**$(152,735)**	**$18,747,031**
Operating expenses	**$13,707,406**	**$3,662,577**	**$17,369,983**	**$(156,414)**	**$17,213,569**
Operating income	**$ 1,292,936**	**$ 236,847**	**$ 1,529,783**	**$ 3,679**	**$ 1,533,462**
Identifiable assets	**$14,899,207**	**$3,062,769**	**$17,961,976**	**$ (81,009)**	**$17,880,967**
Depreciation and amortization	**$ 845,396**	**$ 158,424**	**$ 1,003,820**	**$ (7,440)**	**$ 996,380**
Capital expenditures	**$ 825,930**	**$ 171,885**	**$ 997,815**	**$ (3,636)**	**$ 994,179**

The major products and business of each industry segment are as follows:

Tires: Tires and tubes, wheels and accessories, auto maintenance, etc.

Other: Chemical products, industrial rubber products, sporting goods, bicycles, industrial machines, etc.

(b) Information by geographic segment

Year ended December 31, 2002 — Millions of yen

	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	**¥ 827,620**	**¥980,967**	**¥239,235**	**¥199,947**	**¥2,247,769**	**—**	**¥2,247,769**
Inter-segment	**206,010**	**5,605**	**4,081**	**92,398**	**308,094**	**¥(308,094)**	**—**
Total	**¥1,033,630**	**¥986,572**	**¥243,316**	**¥292,345**	**¥2,555,863**	**¥(308,094)**	**¥2,247,769**
Operating expenses	**¥ 897,001**	**¥967,979**	**¥235,052**	**¥270,575**	**¥2,370,607**	**¥(306,700)**	**¥2,063,907**
Operating income	**¥ 136,629**	**¥ 18,593**	**¥ 8,264**	**¥ 21,770**	**¥ 185,256**	**¥ (1,394)**	**¥ 183,862**
Identifiable assets	**¥1,145,019**	**¥693,128**	**¥217,205**	**¥214,624**	**¥2,269,976**	**¥(126,048)**	**¥2,143,928**

Year ended December 31, 2001 — Millions of yen

	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 826,947	¥918,307	¥216,026	¥172,545	¥2,133,825	—	¥2,133,825
Inter-segment	179,126	5,053	4,107	56,051	244,337	¥(244,337)	—
Total	¥1,006,073	¥923,360	¥220,133	¥228,596	¥2,378,162	¥(244,337)	¥2,133,825
Operating expenses	¥ 869,708	¥956,929	¥215,629	¥213,541	¥2,255,807	¥(240,005)	¥2,015,802
Operating income (loss)	¥ 136,365	¥(33,569)	¥ 4,504	¥ 15,055	¥ 122,355	¥ (4,332)	¥ 118,023
Identifiable assets	¥1,286,419	¥867,380	¥205,451	¥196,322	¥2,555,572	¥(111,779)	¥2,443,793

Year ended December 31, 2000 — Millions of yen

	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 830,924	¥826,358	¥193,231	¥156,389	¥2,006,902	—	¥2,006,902
Inter-segment	183,153	5,755	4,337	52,579	245,824	¥(245,824)	—
Total	¥1,014,077	¥832,113	¥197,568	¥208,968	¥2,252,726	¥(245,824)	¥2,006,902
Operating expenses	¥ 880,517	¥819,520	¥191,831	¥196,074	¥2,087,942	¥(242,825)	¥1,845,117
Operating income	¥ 133,560	¥ 12,593	¥ 5,737	¥ 12,894	¥ 164,784	¥ (2,999)	¥ 161,785
Identifiable assets	¥1,028,626	¥749,945	¥189,863	¥174,361	¥2,142,795	¥(104,217)	¥2,038,578

Year ended December 31, 2002 — Thousands of U.S. dollars

	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	**$6,902,585**	**$8,181,543**	**$1,995,288**	**$1,667,615**	**$18,747,031**	**—**	**$18,747,031**
Inter-segment	**1,718,182**	**46,747**	**34,037**	**770,625**	**2,569,591**	**$(2,569,591)**	**—**
Total	**$8,620,767**	**$8,228,290**	**$2,029,325**	**$2,438,240**	**$21,316,622**	**$(2,569,591)**	**$18,747,031**
Operating expenses	**$7,481,243**	**$8,073,219**	**$1,960,400**	**$2,256,672**	**$19,771,534**	**$(2,557,965)**	**$17,213,569**
Operating income	**$1,139,524**	**$ 155,071**	**$ 68,925**	**$ 181,568**	**$ 1,545,088**	**$ (11,626)**	**$ 1,533,462**
Identifiable assets	**$9,549,783**	**$5,780,884**	**$1,811,551**	**$1,790,025**	**$18,932,243**	**$(1,051,276)**	**$17,880,967**

Major countries and areas included in each geographic segment are as follows:

The Americas: United States, Canada, Mexico, Brazil, Argentina, etc.

Europe: Germany, United Kingdom, France, Italy, Spain, etc.

Other: Asia Pacific, Africa, etc.

(c) Overseas sales

Overseas sales by area and percentage of overseas sales over consolidated net sales for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Amount				Percentage		
	Millions of yen			Thousands of U.S. dollars	%		
	2002	2001	2000	**2002**	**2002**	2001	2000
Areas:							
The Americas	**¥ 976,863**	¥ 914,856	¥ 821,304	**$ 8,147,315**	**43.5%**	42.9%	40.9%
Europe	**248,228**	227,328	205,805	**2,070,292**	**11.0**	10.7	10.3
Other	**283,021**	235,249	221,076	**2,360,475**	**12.6**	11.0	11.0
Overseas sales	**¥1,508,112**	¥1,377,433	¥1,248,185	**$12,578,082**	**67.1%**	64.6%	62.2%
Net sales	**¥2,247,769**	¥2,133,825	¥2,006,902	**$18,747,031**	**100.0%**	100.0%	100.0%

Major countries and areas included in each geographic area are as follows:

The Americas: United States, Canada, Mexico, Brazil, Argentina, etc.
Europe: Germany, United Kingdom, France, Italy, Spain, etc.
Other: Asia Pacific, Middle East, Africa, etc.

NOTE 16—VOLUNTARY TIRE RECALL COSTS AND LEGAL LIABILITIES

BFAH (renamed BSA on January 1, 2003) and/or certain of its subsidiaries (collectively "BFA") are defendants in numerous product liability suits and claims seeking compensatory and, in some cases, punitive damages based on allegations that death, personal injury, property damage and/or other loss resulted from accidents caused by tire tread separations, and the Company has been named as a defendant in some of those cases. Many of these cases involve certain Firestone Radial ATX, ATX II, and Wilderness AT tires that either were part of BFA's voluntary safety recall that was announced in August 2000 (and completed in August 2001) or were under investigation by the U.S. National Highway Traffic Safety Administration ("NHTSA"), which has now closed all investigations of BFA's products. Many cases also name the Ford Motor Company ("Ford") as a co-defendant, based on various allegations related to the Ford Explorer (the vehicle involved in many of the alleged accidents). Some of the cases filed in U.S. courts involve accidents that occurred outside the U.S., and during 2002, BFA and Ford sustained several adverse rulings in their efforts to require that the resolution of certain such cases take place in the countries in which the accidents took place. However, both companies continue to seek such relief, including reversals, in appropriate cases. In product liability personal injury cases, BFA intends to continue offering reasonable settlements and defending its position aggressively where such settlements are not possible.

Various purported class action lawsuits have also been filed against BFA, generally seeking expansion of the August 2000 recall or relief for alleged economic losses sustained because of tires either recalled or investigated by the NHTSA or the manner of the recall's implementation, and the Company has been named as a defendant in some of those cases. Many also seek punitive damages or injunctive relief. Most of these lawsuits were filed on behalf of individuals who have never been in an accident related to such tires. In May 2002, the U.S. Court of Appeals for the Seventh Circuit overturned a trial court ruling certifying classes against BFA, the Company and Ford in the consolidated federal cases and, in January 2003, the U.S. Supreme Court declined to hear the plaintiffs' appeal. Plaintiffs have also filed purported class actions in several state jurisdictions. In addition, state courts in Illinois and South Carolina have certified state-wide classes against BFA and the Company. BFA and the Company intend to vigorously defend each of the certified and purported class action lawsuits in the absence of reasonable settlement opportunities.

In fiscal years 2002 and 2001, BFA has paid $245 million and $479 million, respectively, for the direct costs of voluntary tire recall and for product liability suits and claims, class actions and the Attorneys General settlements, net of proceeds from product liability insurance recoveries. As a result of the payments, as of December 31, 2002 and 2001, BFA has recorded liabilities for matters related to the voluntary tire recall and resulting litigation amounting to $285 million and $530 million, respectively.

There can be no assurance that product liability suits and claims and class action lawsuits will be resolved as currently envisioned and, accordingly, the ultimate liability could be higher than the recorded liability. However, in the opinion of BFA management, the ultimate disposition of these product liability suits and claims and class action lawsuits could possibly be material to the results of operations in any one accounting period but will not have a material adverse effect on the financial position or liquidity of the Company's Americas operation.

In November 2001, the Attorneys General of the fifty states, the District of Columbia, the Virgin Islands, and the Commonwealth of Puerto Rico completed their investigations of possible violations by BFA of their respective state consumer protection and/or other laws relating to the sale of tires that were the subject of the August 2000 recall and related issues. Pursuant to a settlement in 2001, BFA paid the Attorneys General the various jurisdictions' attorneys' fees and other monetary payments, and further agreed to implement a Restitution Program. BFA has essentially completed the Program, including the payments involved, with no further provision for it during 2002. BFA also believes it is in compliance with the other provisions of the settlement.

In November 2002, a plaintiff's attorney who had filed a purported class action suit against BFA publicly announced that he was petitioning the NHTSA to reopen an investigation of BFA's Steeltex tires, which it had closed in April 2002, based on information allegedly obtained since that closure. The NHTSA stated in response that it would consider any additional information it receives. BFA management has thoroughly investigated this issue and strongly believes at this point that no recall is appropriate or necessary. Accordingly, BFA has made no provision for any related contingent liability. Approximately 15.7 million Steeltex tires are believed to be in service as of December 31, 2002.

Two securities cases filed in January 2001 against BFA and the Company alleging misrepresentations regarding the quality of the tires previously under investigation by the NHTSA and violations of the U.S. Securities Exchange Act were consolidated. In October 2002, a Federal court dismissed these cases. In addition, in February 2003, a plaintiff's motion to reopen the Court's judgment was denied; however, the plaintiff has filed a notice of appeal. BFA and the Company intend to vigorously defend themselves and believe the cases are without merit.

In May 2001, Ford announced a campaign to replace all Firestone Wilderness AT tires mounted on Ford vehicles, citing a "loss of confidence" in such tires, but not alleging safety-related defects in those tires. In the same month, BFA announced, following expiration of its current contracts with Ford, it would stop supplying tires to Ford in the Americas. Ford announced that this campaign was completed in March 2002. This campaign was not under the NHTSA's advice or BFA's agreement, but based on Ford's judgment. Ford has not made any claim to BFA or the Company for reimbursement of any part of its costs related to this campaign, although there can be no assurances concerning future Ford action. In the opinion of BFA and Company management, based upon the information currently available, the ultimate resolution of any issues associated with the Ford campaign will not materially affect the financial position, results of operations or liquidity of the Company or its Americas operation.

In October 2001, the NHTSA announced an "initial determination" that a safety-related defect existed in certain additional, nonrecalled Wilderness AT tires which were manufactured before 1998 and which were installed on sport utility vehicles. BFA disagreed with the agency's determination, but was willing to replace the tires in question on a voluntary basis. In order to avoid marketplace confusion, BFA announced that it would also replace, on a customer-satisfaction basis, that portion of the same tire universe which was mounted on pickup trucks. BFA estimated that approximately 768 thousand tires were affected by the replacement program, which was completed in January 2002. As a result of the October 2001 replacement program, the NHTSA closed the investigation begun in May 2000 of certain Firestone tires.

Several governmental authorities in Venezuela have conducted investigations of accidents in that country involving Ford Explorers equipped with Firestone tires, many of which were produced by BFA's subsidiary in Venezuela, to determine whether civil fines or other penalties should be imposed upon either responsible management of BFA's Venezuelan subsidiary and/or Ford of Venezuela, or upon those companies themselves. These investigations remain open. The ultimate liability, if any, with respect to the Venezuelan investigations cannot be specifically ascertained. However, in the opinion of BFA management, the ultimate disposition of these investigations will not materially affect the financial position, results of operations or liquidity of the Company's Americas operation.

NOTE 17—SUBSEQUENT EVENTS

On March 28, 2003, the shareholders of the Company approved payment of a cash dividend of ¥8.0 ($0.07) per share, or a total of ¥6,883 million ($57,406 thousand), to shareholders of record as of December 31, 2002. In addition, a stock option plan was approved, which provides options to purchase up to 270 thousand shares of the Company's common stock by directors and selected employees of the Company. The exercise price is equal to the higher of either 1.05 times the monthly average closing market price of the Company's common stock traded on the Tokyo Stock Exchange of the month preceding the date of grant, or the closing market price of that on the date of grant. The exercise period of the stock options is from April 1, 2005 to March 31, 2010.

On April 24, 2003, the Company launched ¥50,000 million ($417,014 thousand) unsecured 0.89% Japanese yen bonds and ¥30,000 million ($250,209 thousand) unsecured 0.59% Japanese yen bonds. The bonds are due May 9, 2013 and May 7, 2010, respectively. The issue price of the bonds was 100% of the face value of the bonds.

NOTE 18—SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN JAPANESE GAAP AND U.S. GAAP

The consolidated financial statements of the Companies have been prepared in accordance with Japanese GAAP, which differs from U.S. GAAP in certain material respects.

The following table sets forth the reconciliation to U.S. GAAP net income (loss) for the years ended December 31, 2002 and 2001 and shareholders' equity at December 31, 2002 and 2001.

	Millions of yen			
	2002		2001	
	Net income	Shareholders' equity	Net income (loss)	Shareholders' equity
Amounts reported in the consolidated financial statements under Japanese GAAP	**¥45,379**	**¥796,013**	¥ 17,389	¥835,144
Adjustments—income (loss) before income taxes and minority interests:				
(a) Employers' accounting for pensions	**3,586**	**(57,360)**	3,138	(15,274)
(b) Business combinations	**316**	**(2,343)**	434	(2,659)
(c) Functional currency in highly inflationary economies	**(1,489)**	**2,440**	(1,965)	3,383
(d) Amortization/impairment of goodwill (See the following note.)	**(7,700)**	**31,668**	(41,934)	42,506
(e) Impairment of long-lived assets	**1,684**	**8,269**	260	6,585
(f) Derivative instruments and hedging activities	**1,848**	**(1,130)**	458	539
(g) Other adjustments	**2,576**	**719**	(879)	(2,369)
Income taxes—deferred	**(2,887)**	**19,986**	(1,534)	3,662
Minority interests	**22**	**542**	15	549
Effects of U.S. GAAP adjustments	**(2,044)**	**2,791**	(42,007)	36,922
Amounts determined in accordance with U.S. GAAP (see the following note)	**¥43,335**	**¥798,804**	¥(24,618)	¥872,066

	Thousands of U.S. dollars	
	2002	
	Net income	Shareholders' equity
Amounts reported in the consolidated financial statements under Japanese GAAP	**$378,474**	**$6,638,974**
Adjustments—income (loss) before income taxes and minority interests:		
(a) Employers' accounting for pensions	**29,908**	**(478,399)**
(b) Business combinations	**2,635**	**(19,541)**
(c) Functional currency in highly inflationary economies	**(12,419)**	**20,350**
(d) Amortization/impairment of goodwill (See the following note.)	**(64,220)**	**264,120**
(e) Impairment of long-lived assets	**14,045**	**68,966**
(f) Derivative instruments and hedging activities	**15,413**	**(9,424)**
(g) Other adjustments	**21,485**	**5,997**
Income taxes—deferred	**(24,078)**	**166,689**
Minority interests	**183**	**4,520**
Effects of U.S. GAAP adjustments	**(17,048)**	**23,278**
Amounts determined in accordance with U.S. GAAP (see the following note)	**$361,426**	**$6,662,252**

Note: The net income for the year ended December 31, 2001 is reconciled to a loss of ¥24,618 million in accordance with U.S. GAAP, primarily caused by the impairment loss of goodwill by ¥38,682 million, while, under Japanese GAAP, the goodwill had already been amortized fully in 1997. Therefore, no adjustment related to the impairment of goodwill is required to shareholders' equity for the reconciliation purpose to U.S. GAAP.

The significant differences between Japanese GAAP and U.S. GAAP that would apply to the Companies are as follows:

(a) Employers' accounting for pensions
Under Japanese GAAP, accrued pension and liability for retirement benefits, with certain minor exceptions, resulting from companies' defined benefit pension plans have been determined based on the projected benefit obligation and plan assets at the balance sheet date. Net periodic pension costs are attributed to each year of an employee's service by the periodical straight-line basis that attributes the same amount of the pension benefits to each year of service. Unrecognized actuarial net gain or loss that has not been recognized as a part of net periodic pension cost is amortized within the average remaining service years of the employees. Under U.S. GAAP, such liability and costs are determined in accordance with SFAS No.87.

(b) Business combinations
Under Japanese GAAP, the Company accounted for business combinations using the pooling of interests method. Had the business combination been accounted for in accordance with U.S. GAAP, it shall be accounted for using the purchase method.

(c) Functional currency in highly inflationary economies
Under U.S. GAAP, the financial statements of a foreign entity in a highly inflationary economy shall be remeasured as if the functional currency were the reporting currency. Accordingly, the financial statements of those entities shall be remeasured into the reporting currency. Such remeasurement is not permissible under Japanese GAAP.

(d) Amortization/impairment of goodwill
Effective January 1, 1997, certain foreign subsidiaries changed the amortization period of certain goodwill from 40 to 5 years.
The cumulative effect of the change of ¥98,872 million was treated retroactively by a charge to income in 1997. U.S. GAAP continues to require that goodwill be amortized over its estimated useful life, not to exceed 40 years.

In 2001, U.S. GAAP required impairment of certain goodwill in accordance with SFAS No.121. Under Japanese GAAP, the goodwill had already been amortized fully in 1997.

Under U.S. GAAP, on January 1, 2002, the Companies adopted SFAS No.142, "Goodwill and Other Intangible Assets," which eliminates amortization of goodwill and certain other intangible assets, but requires annual testing for impairment (comparison of estimated fair value to carrying value). Upon adoption, as a result of the transitional impairment test, certain foreign subsidiaries initially recognized an impairment loss of ¥15,519 million ($129,433 thousand) as the cumulative effect of a change in accounting principle under U.S. GAAP. Under Japanese GAAP, the goodwill had already been amortized fully in 1997.

The Company's amortization expense of goodwill would have been ¥8,134 million ($67,840 thousand) and the decrease in net income would have been ¥7,385 million ($61,593 thousand) for the year ended December 31, 2002, if the Company had not adopted SFAS No.142.

(e) Impairment of long-lived assets
U.S. GAAP requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Such recognition and measurement of the impairment of long-lived assets to be held and used are not permissible under Japanese GAAP.

(f) Derivative instruments and hedging activities
Under U.S. GAAP, all derivatives are recognized as either assets or liabilities in the statement of financial position and measured at fair value, and those instruments qualify for hedge accounting if certain conditions are met. As to the forecasted transactions involving a parent company's interest in consolidated subsidiaries, the transactions are not eligible for designation as a hedged transaction, whereas such transactions shall be eligible for designation as a hedged transaction under Japanese GAAP.

Under Japanese GAAP, hedged items can be translated at the contract rates in derivative instruments for derivative transactions designated as hedging of foreign exchange exposure associated with a forecasted transaction. In addition, interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential paid or received under the swap agreements is recognized and included in interest expenses or income. Such accounting treatment is not permissible under U.S. GAAP.

(g) Other adjustments
Other adjustments include inventory valuation, capitalization of leased assets, capitalization of interests and other items.

In addition, major reclassification differences are as follows:

(h) Free share distributions
As permitted by the Code prior to April 1, 1991, the Company had made free share distributions which were accounted for by a transfer from additional paid-in capital to common stock or without any transfers in the capital accounts. Companies in the U.S. issuing shares in similar transactions would be required to account for them as stock dividends. Had the distributions been accounted for in the manner adopted by the U.S. companies, ¥239,111 million ($1,994,254 thousand) would have been transferred from retained earnings to appropriate capital accounts at December 31, 2002 and 2001.

(i) Reclassification of certain other expenses

Under Japanese GAAP, impairment losses on assets, loss on voluntary tire recall and North American plant restructuring costs, totaling ¥36,935 million ($308,049 thousand) and ¥203,164 million, are reported as other expenses for the years ended December 31, 2002 and 2001, respectively, whereas such expenses shall be reported as a component of operating section under U.S. GAAP.

Recent pronouncements

SFAS Nos.141 and 142—In June 2001, the FASB issued SFAS No.141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS No.141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. The Company adopted SFAS Nos.141 and 142 on January 1, 2002. The adoption of SFAS No.141 did not have a material effect on its consolidated financial position and results of operations. The impact of adopting SFAS No.142 is discussed in (d).

SFAS No.143—In June 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations." SFAS No.143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and requires that the amount recorded as a liability be capitalized by increasing the carrying amount of the related long-lived asset. Subsequent to initial measurement, the liability is accreted to the ultimate amount anticipated to be paid, and is also adjusted for revisions to the timing or amount of estimated cash flows. The capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss on settlement. SFAS No.143 is required to be adopted for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company has not yet determined the impact, if any, the adoption of SFAS No.143 will have on its consolidated financial position and results of operations.

SFAS No.144—In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement supersedes SFAS No.121. SFAS No.144 retains the fundamental provisions of SFAS No.121 for (i) recognition and measurement of the impairment of long-lived assets to be held and used; and (ii) measurement of the impairment of long-lived assets to be disposed of by sale. The Company adopted SFAS No.144 on January 1, 2002. The adoption of SFAS No.144 did not have a material effect on its consolidated financial position and results of operations.

SFAS No.145—In April 2002, the FASB issued SFAS No.145, "Rescission of FASB Statements No.4, 44, and 64, Amendment of FASB Statement No.13, and Technical Corrections." SFAS No.145 amended SFAS No.13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No.145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS No.145 in 2002 did not have a material effect on the Company's consolidated financial position and results of operations.

SFAS No.146—In June 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No.94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No.146 is effective for exit or disposal activities initiated after December 31, 2002.

FASB Interpretation No.45—In November 2002, the FASB issued Interpretation ("FIN") No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." The initial recognition and measurement provisions of FIN No.45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and require that the Company record a liability, if any, for the fair value of such guarantees in the balance sheet.

FASB Interpretation No.46—In January 2003, the FASB issued FIN No.46, "Consolidation of Variable Interest Entities." This interpretation addresses consolidation by business enterprises of variable interest entities ("VIE") when certain characteristics are present. This interpretation applies immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. Interests held in VIEs created before February 1, 2003 are not subject to the provisions of this interpretation until January 1, 2004. The Company has not yet determined the impact, if any, the adoption of FIN No.46 will have on its consolidated financial position and results of operations.

Independent Auditors' Report

Tohmatsu & Co.
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

To the Board of Directors and Shareholders of Bridgestone Corporation:

We have examined the consolidated balance sheets of Bridgestone Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. The consolidated statements of income, shareholders' equity, and cash flows of Bridgestone Corporation and subsidiaries for the year ended December 31, 2000 were audited by other auditors whose reports, dated March 29, 2001 expressed an unqualified opinion on those statements and included explanatory paragraphs that described the significant legal matters and the investigation of the National Highway Traffic Safety Administration in the United States of America. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of Bridgestone Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan ("Japanese GAAP") applied on a consistent basis.

As discussed in Note 3, effective January 1, 2001, the consolidated financial statements have been prepared in accordance with new accounting standards for employees' retirement benefits and financial instruments and a revised accounting standard for foreign currency transactions.

As discussed in Note 16 to the consolidated financial statements, certain subsidiaries in the Americas are involved in significant legal matters related to tires which have been voluntarily recalled.

Our examinations comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Our examinations were made for the purpose of forming an opinion on the basic Japanese GAAP consolidated financial statements taken as a whole. The supplemental information in Note 18 as to accounting differences between Japanese GAAP and the accounting principles generally accepted in the United States of America is presented for purposes of additional analysis and is not a required part of the basic Japanese GAAP consolidated financial statements. This information has been subjected to the auditing procedures applied in our examinations of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic Japanese GAAP consolidated financial statements taken as a whole.



Tokyo, Japan
March 28, 2003, except for Note 17 paragraph 2, as to which the date is April 24, 2003

Directors, Corporate Auditors and Corporate Officers

Board of Directors

Shigeo Watanabe
Chairman of the Board

Keisuke Suzuki
Akira Sonoda
Isao Togashi
Hiroshi Kanai
Shoshi Arakawa
John T. Lampe*
Masaharu Oku
Tatsuya Okajima
Giichi Miyakawa

* Chairman, Chief Executive Officer and President of Bridgestone Americas Holding, Inc.

Board of Corporate Auditors

Executive Members
Katsunori Yamaji
Isao Kita

Non Executive Members
Akio Kashima
Hiroshi Ishibashi
Toshiaki Hasegawa

Corporate Officers

Members of the Board Serving Concurrently as Corporate Officers

Shigeo Watanabe
President and Chief Executive Officer

Keisuke Suzuki
Executive Vice President
Responsible for Original Equipment and International Operations

Akira Sonoda
Executive Vice President
Responsible for Diversified Products

Isao Togashi
Executive Vice President
Responsible for Technology and Production

Hiroshi Kanai
Executive Vice President, Chief Financial Officer, Chief Compliance Officer
Responsible for Corporate Administration, for Americas and Europe Operations and for Corporate Compliance

Shoshi Arakawa
Senior Vice President
Chairman, Chief Executive Officer and President of Bridgestone Europe NV/SA

Masaharu Oku
Vice President & Senior Officer
Tire Production Technology
Concurrently Tire Production & Distribution

Tatsuya Okajima
Vice President & Senior Officer
Original Equipment Sales

Giichi Miyakawa
Vice President & Senior Officer
Responsible for Replacement Tire Sales

Vice Presidents and Senior Officers

Akira Inohara
Purchasing

Akira Inoue
Tire Development

Hiroshi Kawakami
Chemical and Industrial Products Production & Technology
Concurrently Director, Chemical & Industrial Products Production Division

Yasuyoshi Kawaguchi
Director of Bridgestone Americas Holding, Inc.
Concurrently North American Tire Manufacturing and Development

Hiromichi Odagiri
Overseas Operations
Concurrently Director, International Tire Administration Division

Vice Presidents and Officers

Minekazu Fujimura
Brand Management and Product Planning

Hideki Inose
Off-the-Road, Aircraft and Motorsports Tire Sales

Shigehisa Sano
Research & Development and Intellectual Property

Osamu Inoue
Quality, Safety and Environment
Concurrently Director, Quality Assurance Division

Tomoyuki Izumisawa
Human Resources and General Affairs
Concurrently Director of Executive Office

Shoji Mizuochi
Finance and IT & Network

Kaoru Fujioka
Steel Cord Manufacturing
Concurrently Plant Manager, Kuroiso Plant

Yasuo Asami
Industrial Products and Building Materials & Equipment
Concurrently Director, Industrial Products Division

(as of April 1, 2003)

Major Subsidiaries and Affiliates

Country	Company	Ownership (including indirect ownership)	Capital (in thousands)	Operations
Argentina	**Bridgestone/Firestone Argentina S.A.I.C.**	100.0%	US$100	Manufacture and sale of tires and automotive components
Australia	**Bridgestone Australia Ltd.**	60.3%	A$18,259	Manufacture and sale of tires
	Bridgestone Earthmover Tyres Pty. Ltd.	100.0%	A$7,000	Sale of off-the-road tires for mining and construction vehicles
Belgium	**Bridgestone/Firestone Europe S.A.** (renamed Bridgestone Europe NV/SA on January 1, 2003)	100.0%	€724,668	Holding company for European operations and tire marketing
	Bridgestone Aircraft Tire (Europe) S.A.	100.0%	BF56,000	Retread and sale of aircraft tires
Brazil	**Bridgestone/Firestone do Brasil Industria e Comercio Ltda.**	100.0%	R$102,919	Manufacture and sale of tires and automotive components
Canada	**Bridgestone/Firestone Canada Inc.**	100.0%	C$98,401	Manufacture and sale of tires and automotive components
Chile	**Bridgestone/Firestone Chile, S.A.**	89.7%	US$38,979	Manufacture and sale of tires
	Bridgestone Off-the-Road Tire Latin America S.A.	90.0%	US$3,000	Sale of off-the-road tires for mining and construction vehicles
China	**Bridgestone (Tianjin) Tire Co., Ltd.**	94.5%	US$49,016	Manufacture and sale of tires
	Bridgestone (Shenyang) Tire Co., Ltd.	73.5%	US$20,000	Manufacture and sale of tires
	Bridgestone Aircraft Tire Company (Asia) Limited	100.0%	HK$21,000	Retread and sale of aircraft tires
Costa Rica	**Bridgestone/Firestone de Costa Rica, S.A.**	98.6%	US$9,631	Manufacture and sale of tires
France	**Bridgestone/Firestone France S.A.***	100.0%	€74,090	Manufacture and sale of tires and automotive components
Germany	**Bridgestone/Firestone Deutschland G.m.b.H.***	100.0%	€14,000	Sale of tires and automotive components
India	**Bridgestone ACC India Ltd.**	64.0%	RP1,552,000	Manufacture and sale of tires
Indonesia	**P.T. Bridgestone Tire Indonesia**	51.0%	US$24,960	Manufacture and sale of tires
Italy	**Bridgestone/Firestone Italia S.p.A.***	100.0%	€38,775	Manufacture and sale of tires
Japan	**Bridgestone Cycle Co., Ltd.**	100.0%	¥1,870,000	Manufacture and sale of bicycles, industrial machinery
	Bridgestone Finance Corporation	100.0%	¥50,000	Finance
	Bridgestone Flowtech Corporation	100.0%	¥484,000	Manufacture and sale of industrial hydraulic hoses
	Bridgestone Elastech Co., Ltd.	100.0%	¥2,000,000	Manufacture and sale of vibration-isolating rubber for automobiles and other industrial applications
	Bridgestone Sports Co., Ltd.	100.0%	¥3,000,000	Manufacture and sale of sporting goods
	Asahi Carbon Co., Ltd.	99.4%	¥1,729,000	Production and sale of carbon black
	Bridgestone Tire Tokyo Hanbai K.K. (Bridgestone Tire Tokyo Sales Co., Ltd.)	100.0%	¥1,050,000	Sale of tires
	Bridgestone Tire Chubu Hanbai K.K. (Bridgestone Tire Chubu Sales Co., Ltd.)	99.7%	¥1,380,000	Sale of tires
	Bridgestone Tire Osaka Hanbai K.K. (Bridgestone Tire Osaka Sales Co., Ltd.)	100.0%	¥990,000	Sale of tires
	Bridgestone Tire Hokkaido Hanbai K.K. (Bridgestone Tire Hokkaido Sales Co., Ltd.)	100.0%	¥2,033,200	Sale of tires
	Bridgestone Tire Kyushu Hanbai K.K. (Bridgestone Tire Kyushu Sales Co., Ltd.)	100.0%	¥2,000,000	Sale of tires

Country	Company	Ownership (including indirect ownership)	Capital (in thousands)	Operations
Mexico	**Bridgestone/Firestone de Mexico, S.A. de C.V.**	100.0%	MXP96,876	Manufacture and sale of tires
The Netherlands	**Bridgestone/Firestone Benelux B.V.***	100.0%	€2,515	Sale of tires
	Bridgestone Finance Europe B.V.	100.0%	€225	Finance
New Zealand	**Bridgestone/Firestone New Zealand Ltd.**	100.0%	NZ$42,349	Manufacture and sale of tires
Poland	**Bridgestone/Firestone Poland Limited Liability Company***	100.0%	Zl 558,058	Manufacture and sale of tires
Portugal	**Bridgestone/Firestone Portuguesa, Lda.***	100.0%	€1,125	Sale of tires
Russia	**Bridgestone C.I.S. L.L.C.**	100.0%	RB68,474	Sale of tires
Singapore	**Bridgestone Singapore Pte., Ltd.**	100.0%	S$1,000	Purchase and delivery of natural rubber
South Africa	**Bridgestone/Firestone South Africa Holdings (Pty) Ltd.**	93.7%	ZAR15	Holding company for tire manufacturing and marketing company
Spain	**Bridgestone/Firestone Hispania S.A.***	99.7%	€56,726	Manufacture and sale of tires
Sweden	**Bridgestone/Firestone Sweden AB***	100.0%	Skr8,600	Sale of tires and automotive components
Switzerland	**Bridgestone/Firestone (Schweiz) AG***	100.0%	S.Fr.8,850	Sale of tires
Taiwan	**Bridgestone Taiwan Co., Ltd.**	80.0%	NT$810,000	Manufacture and sale of tires
Thailand	**Thai Bridgestone Co., Ltd.**	67.2%	B400,000	Manufacture and sale of tires
Turkey	**Brisa Bridgestone Sabanci Lastik Sanayi ve Ticaret A.S.**	42.9%	TL7,441,875,000	Manufacture and sale of tires
United Kingdom	**Bridgestone/Firestone U.K. Ltd.***	100.0%	£28,035	Sale of tires and automotive components
	Bridgestone Industrial Ltd.	100.0%	£250	Sale of engineered products
U.S.A.	**Bridgestone/Firestone Americas Holding, Inc.** (renamed Bridgestone Americas Holding, Inc., on January 1, 2003)	100.0%	US$127,000	Holding company for operations in the Americas
	Bridgestone/Firestone North American Tire, LLC	100.0%	US$1	Manufacture and sale of tires
	BFS Retail & Commercial Operations, LLC	100.0%	US$1	Sale of tires and automotive components and automotive maintenance and repair services
	BFS Diversified Products, LLC	100.0%	US$1	Manufacture and sale of roofing materials, synthetic rubber and other products
	Morgan Tire & Auto, Inc.	58.5%	US$1	Sales of tires
	Bridgestone APM Company	100.0%	US$15,000	Manufacture, marketing, and sale of vibration-isolating rubber for automobiles
	Bridgestone Aircraft Tire (USA), Inc.	100.0%	US$1	Retread and sale of aircraft tires
Venezuela	**Bridgestone/Firestone Venezolana C.A.**	100.0%	Bs66,700	Manufacture and sale of tires

(as of December 31, 2002; European companies indicated with an asterisk (*) changed their names on January 1, 2003, to reflect the change of their parent company's name to Bridgestone Europe NV/SA, from Bridgestone/Firestone Europe S.A.)

Major Products

Tires and Tubes

for passenger cars, trucks, buses, construction and mining vehicles, commercial vehicles, agricultural machinery, aircraft, motorcycles and scooters, racing cars, karts, utility carts, subways, monorails

Automotive Parts

wheels for passenger cars, trucks, buses

Industrial Products

Belts
- steel cord conveyor belts
- fabric conveyor belts
- belt-related commodities
- pipe conveyor systems

Hoses
- braided hoses
- hydraulic hoses
- automobile hoses

Vibration-Isolating and Noise-Insulating Materials
- air springs
- dampers
- noise-insulating systems

Waterproofing Materials
- water stoppers
- waterproof sheets for civil engineering

Rubber Tracks

Inflatable Rubber Dams

Multi-Rubber Bearings

Marine Products
- marine fenders
- marine hoses
- dredging hoses
- oil booms
- fish-breeding reservoirs
- anticorrosive pipe covers
- silt barriers

Vibration-Isolating Rubber
for vehicles, railway cars, industrial machinery

Chemical Products

Building Materials
- FRP panel water tanks
- unit flooring systems
- panel roof tiles
- steel fiber for concrete reinforcement
- roofing materials
- bathroom fixtures

Thermal Insulating Polyurethane Foam Products
for general building, housing

Office Equipment Components

Flexible Polyurethane Foam Products
for bedding, furniture, vehicles, industry

Ceramic Foam

Lenear Light Guide

Sporting Goods

- golf balls
- golf clubs
- tennis shoes
- tennis rackets
- tennis balls
- golf swing diagnostic system

Bicycles

Other Products

PureBeta ceramic dummy wafers, holders, rings, heaters and electrodes for semiconductor manufacturing

Corporate Data

Head Office
10-1, Kyobashi 1-chome, Chuo-ku, Tokyo 104-8340, Japan
Phone: +81-3-3567-0111 Fax: +81-3-3535-2553
Web site: www.bridgestone.co.jp

Established
1931

Employees
106,846

Certified Public Accountants
Deloitte Touche Tohmatsu/Tohmatsu & Co.

Technical Centers (as of January 1, 2003)
Bridgestone Corporation: Tokyo, Japan
Bridgestone Americas: Akron, Ohio, U.S.A.
Bridgestone Europe: Rome, Italy

Consolidated Subsidiaries
436 companies

Shareholder Information

Paid-in Capital
¥125,120 million

Shares
Authorized: 1,500,000,000
Issued: 861,252,261

Transfer Agent
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Common Stock Traded
Tokyo, Nagoya, Osaka, Fukuoka

(all data as of December 31, 2002, except where indicated otherwise)

Common Stock Price Range
(Tokyo Stock Exchange)

(¥)

	1996	1997	1998	1999	2000	2001	2002	2003
High	2,270	3,070	3,540	4,120	2,725	1,678	1,975	1.514
Low	1,560	1,980	2,080	2,170	938	800	1,305	1,230

2003: 1st Quarter

Common Stock Price Index
(Relative to Nikkei Stock Average)


270
260
250
240
230
220
210
200
190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
COMMON STOCK PRICE INDEX
NIKKEI STOCK AVERAGE
12/88 6/89 12/89 6/90 12/90 6/91 12/91 6/92 12/92 6/93 12/93 6/94 12/94 6/95 12/95 6/96 12/96 6/97 12/97 6/98 12/98 6/99 12/99 6/00 12/00 6/01 12/01 6/02 12/02 3/03

Note: Relative value is based on 100 at the end of December 1988.

BRIDGESTONE CORPORATION

10-1, Kyobashi 1-chome, Chuo-ku, Tokyo 104-8340, Japan
www.bridgestone.co.jp


PRINTED WITH
SOY INK

May 2003
Printed in Japan with vegetable-based ink on recycled paper